STANDARD PACIFIC CORP

P.E. 12-31-02

1-10959

STANDARD PACIFIC HOMES

COAST TO COAST

2002 ANNUAL REPORT

CALIFORNIA

FLORIDA

FOCUSING ON LARGE,

GROWING HOUSING MARKETS

Standard Pacific is one of the nation's largest homebuilders, serving first-time, move-up and luxury buyers with homes from under $100,000 to over $1 million. Propelled by a long-term growth and diversification strategy and strong demand in many of its key markets, Standard Pacific reported record financial and operating results for 2002. With our three recent acquisitions in Florida and the Carolinas, Standard Pacific (NYSE: SPF) now has a coast-to-coast presence in some of the largest, most dynamic growth markets in the country. For more information about the Company, its new home communities, and financial services for homebuyers, visit www.standardpacifichomes.com.

COAST TO COAST



○ Metro areas with over 10,000 permits in the states where we operate

Standard Pacific now operates in five of the six largest states in the country with respect to housing starts. The seven states in which we build account for 42% of the nation's new housing. From this new coast-to-coast platform, we are well positioned to pursue future growth both internally and through opportunistic acquisitions as the industry consolidates.

ANOTHER RECORD YEAR:

FINANCIAL AND OPERATING HIGHLIGHTS

2002 caps a five-year period in which we tripled our revenues, quadrupled our net income and generated a nearly threefold increase in shareholders' equity. This record of growth, combined with key financial returns and other performance measures, earned us a place for the third consecutive year on the Forbes Platinum 400 list for the best big companies in America.

In 2002 we achieved record earnings, generated by record deliveries and revenues approaching $1.9 billion. At year-end, our backlog of presold homes was valued at more than $1 billion (also a record). Continued strong demand for housing in many of our major markets—coupled with our diversified product offerings and pricing platform, as well as favorable demographic trends and low interest rates—positions the Company for another record year in 2003.

Year Ended December 31	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
OPERATING RESULTS			
Homebuilding revenues	$1,870,757	$1,375,610	$1,317,995
Pretax income	194,681	184,476	166,147
Net income	118,689	111,065	100,142
Earnings per share (diluted)	$ 3.67	$ 3.63	$ 3.39
FINANCIAL POSITION			
Total assets	$1,792,126	$1,366,301	$1,118,786
Homebuilding debt	638,993	545,274	424,351
Stockholders' equity	773,758	573,092	486,230
Stockholders' equity per share	$ 24.04	$ 19.51	$ 16.17


$585
$760
$1,199
$1,318
$1,376
$1,871
1997
1998
1999
2000
2001
2002

26% CAGR


$0.81
$1.58
$2.27
$3.39
$3.63
$3.67
1997
1998
1999
2000
2001
2002

35% CAGR


1,946
2,328
3,472
3,871
4,311
6,265
1997
1998
1999
2000
2001
2002

26% CAGR


566
1,111
1,014
1,542
1,397
3,196
1997
1998
1999
2000
2001
2002

41% CAGR


$41.0
$80.9
$114.1
$166.1
$184.5
$194.7
1997
1998
1999
2000
2001
2002

37% CAGR


$283.8
$324.7
$381.9
$486.2
$573.1
$773.8
1997
1998
1999
2000
2001
2002

22% CAGR


2,027
2,482
3,375
4,250
4,166
6,812
1997
1998
1999
2000
2001
2002

27% CAGR


51
55
68
90
95
136
1997
1998
1999
2000
2001
2002

22% CAGR

Note: The compound annual growth rates are for the 5-year period ending 2002.



Water's Edge at Ivy Lake Estates, Lutz, Florida

"We set a course five years ago to expand opportunistically in existing markets and enter new markets with strong economic fundamentals supporting long-term growth. We've delivered on our growth strategy...our business results validate the plan."

ACQUISITIONS EXPAND OUR REACH INTO FLORIDA, THE CAROLINAS

Standard Pacific continues to be an active participant in the consolidation of the industry by the large public homebuilders—viewing acquisitions as a critical element of the Company's growth and diversification strategy. In 2002, we completed three acquisitions that firmly establish the Company in the Southeastern United States. Westbrooke Homes in South Florida, Colony Homes in Orlando and Westfield Homes in Tampa, Southwest Florida and North and South Carolina all now operate under the Standard Pacific banner.

From their respective dates of acquisition, these companies combined to deliver more than 1,400 new homes, representing 23% of our total 2002 deliveries. And in 2003, approximately 35% of our deliveries are expected to be generated from our new Florida and Carolina operations.

Commenting on Standard Pacific's acquisition of Westfield Homes, Roger Gatewood, President, Westfield Homes USA Inc., said: "We are pleased to be able to team up with a builder of Standard Pacific's stature and integrity. Their strong product focus, commitment to quality and excellence, and strong ethics are a perfect fit with our core values."



Standard Pacific's expansion into Florida and the Carolinas further diversifies the Company's operations geographically and strengthens our platform for future growth, particularly on the East Coast.



Tamarind at Flintridge, Ladera Ranch, CA



The Aspens at Turnleaf, Fullerton, CA

STRONG ORGANIC GROWTH CONTINUED IN EXISTING MARKETS

While acquisitions have accounted for a significant share of our recent unit expansion, growth in many of our existing markets continued at a strong pace. From 1998 through 2002, our established California operations generated compound average annual increases in deliveries and revenues of 11% and 17% respectively.

We have a long history and extensive operations up and down the state of California. We are now the second largest homebuilder by revenue in California where we experienced 17% year-over-year delivery growth in 2002. Our performance in the state is bolstered by our leading position in Southern California, one of the strongest housing markets in the country. And we continued to experience excellent results in our Arizona division, where we delivered more than 1,400 homes in 2002, up 34% year-over-year. We are now ranked #7 in Phoenix, the nation's second largest housing market, in only our fourth full year of operation.


2,140 2,670 2,933 2,864 3,127
188 802 938 1,447 3,138
1998 1999 2000 2001 2002

NEW HOME DELIVERIES


$730 $1,071 $1,149 $1,071 $1,265
$30 $128 $169 $305 $606
1998 1999 2000 2001 2002

HOMEBUILDING REVENUES
(In Millions)

O Existing Markets (California and Texas)
O New Markets (Arizona, Colorado, Florida and Carolinas)



Santa Venetia, Irvine, CA

The Company's business model is predicated upon operating in large growth markets across the country. All of the states in which Standard Pacific builds are projected to see population and employment growth over the next few years, outpacing the nation as a whole. Our intent is to expand our market share in these markets by seeking new opportunities within our broad product capabilities. And as we look to expand into new geographic markets, we will continue to focus on regions that have similar size and long-term growth characteristics.



State ranks #3 in housing starts nationally

Company delivered over 2,600 homes last year, up 17%

With 37-year history in California, Company ranks as #2 builder statewide and #1 builder in Southern California, based on revenues



State ranks #1 in housing starts nationally

Entered market in 2002 via acquisitions of Westfield Homes, Colony Homes and Westbrooke Homes; nearly 1,200 deliveries in first year

Operations in South Florida, Orlando, Tampa and Southwest Florida



State ranks #6 in housing starts nationally

Company delivered over 1,400 homes last year, up 34%

Company ranks as #7 builder in Phoenix, which is the second-largest metropolitan housing market in the U.S.

PRODUCT DIVERSITY BASED ON LOCAL MARKET PREFERENCES

We take pride in our ability to deliver a broad spectrum of housing in various market niches, a strength that will be increasingly important as certain of our markets mature. Our diversified product platform includes traditional single-family residences in many price segments, as well as townhomes and higher-density condominiums in urban infill locations. We also see growth opportunities in the active adult market, and we continue to utilize our land development capabilities to create master-planned communities that offer a wide range of housing and recreational amenities.



TEXAS

- State ranks #2 in housing starts nationally
- The Company has operated in Texas for 25 years with projects located throughout the Austin and Dallas metropolitan areas
- The Dallas/Ft. Worth metro area is the third largest U.S. housing market



COLORADO

- State ranks #12 in housing starts nationally
- Entered market in 2000 via acquisition of Writer Homes
- Operations in Denver and Fort Collins. Denver ranked as one of the Top 10 places to live by *Money* magazine



THE CAROLINAS

- North and South Carolina combined rank #4 in housing starts nationally
- Entered market in 2002 via acquisition of Westfield Homes
- Operations in Charlotte and Raleigh-Durham, with diverse product offering of townhomes and single-family homes



Our two-pronged growth strategy, which promotes a combination of internal growth and new market expansion, has resulted in a more geographically diversified operating platform.

GEOGRAPHIC DIVERSITY
(Unit Deliveries by State)



TX
CA

1997

California	79%
Texas	21%
Total Units	**1,946**



TX
AZ
FL
NC/SC
CO
CA

2002

California	42%
Arizona	23%
Florida	19%
Texas	8%
Carolinas	4%
Colorado	4%
Total Units	**6,265**

In 1997, deliveries from our California divisions accounted for nearly 80% of our unit volume companywide. By contrast, in 2003 we expect that our deliveries in the state will represent approximately 40% of the Company's deliveries. At the same time, our new Southeastern Region should approach our volume levels in California in our first full year of operation.

Notwithstanding our geographic diversification and expansion across the country, we remain focused on growing our strong base of operations in California. In 2003, we are projecting to deliver 3,100 homes throughout the state, a 20% year-over-year increase, with homebuilding revenues in excess of $1.2 billion.

With our expansion into new markets over the past five years and our focus on providing more affordable housing in our existing markets, our product platform has evolved to encompass a greater distribution in the entry level and first-time move-up segments. In fact, by 2003 the percentage of companywide deliveries priced below $200,000 is expected to reach 41% compared to just 19% in 2000.

Our average sales price in 2003 is expected to be under $290,000 compared with $314,000 in 2002, reflecting full year deliveries from our recently acquired Florida and Carolina divisions, as well as other initiatives to expand our product and pricing mix. Our new homes in Orlando, Phoenix and the Carolinas are priced from $100,000. By contrast, in California, we offer a broad range of housing in the move-up and luxury segments of the market with prices from $300,000 to over $1 million.


19%
20%
18%
43%
25%
41%
19%
15%
under $200,000
$200,000–$300,000
$300,000–$400,000
over $400,000


$600
$500
$400
$300
$200
$100
$0
$488
$318
$287
$197
$173
$142
CA
CO
TX
FL
AZ
CAR
Avg: $314



Canopy Lane, Ladera Ranch, CA

With our diversified product platform, positive long-term demographic trends and a strong balance sheet, Standard Pacific is well positioned to continue to expand market share in our existing geographic regions while pursuing additional opportunities through acquisitions in new markets.

POSITIVE DEMOGRAPHIC TRENDS ADD TO LONG-TERM DEMAND FOR NEW HOUSING

There are a number of important demographic trends driving long-term demand for new housing, particularly in the Sunbelt states in which we operate. The baby-boom generation is entering the 55–64 year age group which has the highest rate of home ownership, with the leading edge beginning to enter retirement. This trend bodes well for Standard Pacific given our success in the move-up and luxury segments of our markets and our capabilities for addressing the growing demand for active adult housing.

Another important demographic trend affecting housing is the surge in immigration over the past decade. The 1990's saw one of the largest inflows of legal immigrants in the country's history. The strong desire for home ownership among this group should continue to add to the demand for new housing throughout the country.

AMERICA'S AGING BABY BOOMERS AND NEW IMMIGRANTS TO THE U.S. DRIVE LONG-TERM DEMAND FOR HOUSING



18,390 21,765 24,380 20,392 13,216
18,069 24,370 20,657 13,910 11,442
+1.8%
-10.7%
+18.0%
+46.6%
+15.5%
25-34
35-44
45-54
55-64
65-74

HOUSEHOLDS BY AGE GROUP
2000–2010
(In Thousands)
Joint Center for Housing Studies
of Harvard University (2001)

O 2000
O 2010



2,515
3,322
4,493
5,980
9,779
1950s
1960s
1970s
1980s
1990s

IMMIGRATION
1950s–1990s
(In Thousands)
U.S. Census Bureau



Eagle Ridge in Gilroy, CA


TALEGA

Talega in San Clemente, CA



Talega in San Clemente, CA



Parkhurst in Fullerton, CA

A key element of our business strategy is to maintain a strong, balanced land position. We currently control nearly 30,000 lots representing a 3 to 4 year supply which supports our near term growth plans. This is particularly important in such land-constrained markets as California and Florida where the entitlement and land development process is becoming more challenging.

An integral part of our land acquisition and development strategy is our utilization of joint venture partnerships with other builders, developers and land owners. Not only do these key business relationships and alliances enhance our ability to buy land, they also create a structure that is effective in managing risk on larger, longer-term projects while allowing us to more effectively utilize our corporate financial resources.

Two of our larger joint ventures are the master plan communities of Eagle Ridge in Northern California and Talega in Southern California. Both offer a wide range of home styles and recreational amenities including signature championship golf courses.

In 2003 we are expecting to open nearly 100 new communities companywide, up 59% year-over-year. By the middle of the year, we expect to have over 170 active selling communities.

The depth of our management team contributed greatly to our success last year, and will continue to be a strength to be leveraged in the pursuit of our growth and diversification strategies going forward. Our senior corporate and division operating managers have a long history of experience in the industry and service to the Company. As we grow, it is our goal to recognize and reward this talent by promoting from within. In fact, in 2002 we elevated several key executives and implemented a regional management structure to facilitate our growth and continue the development of the Company leadership.



2002 stands as an important milestone in Standard Pacific's 37-year history marked by our expansion on the East Coast. During the year we acquired three premier homebuilding companies in Florida: Westbrooke Homes in Miami, Colony Homes in Orlando and Westfield Homes in Tampa. We also entered several important markets in the Carolinas with Westfield's homebuilding divisions in Raleigh-Durham and Charlotte. Coupled with the Company's established operations in California, Arizona, Colorado and Texas, these acquisitions were instrumental in expanding and diversifying the Company in key growth markets across the country. During the last five years we tripled our revenues and quadrupled net income while generating nearly a three-fold increase in shareholders' equity. We now have a solid foothold in five of the six largest states in the country and rank among the top 12 public homebuilders in the nation.

Bolstered by strong housing conditions in many of our markets and our expanded coast-to-coast operations, Standard Pacific posted its sixth consecutive year of record deliveries and revenues. In 2002 the Company reported record net income of $118.7 million, or $3.67 per share, on revenues approaching $1.9 billion. During the year we closed 6,265 new homes, up 45% year-over-year, driven by increased deliveries in our California and Arizona divisions and over 1,400 homes from our new Southeastern region. On the strength of our fourth quarter new home orders, which were up 94% year-over-year, we generated a record backlog of 3,196 presold homes valued in excess of $1 billion. And with the planned addition of 100 new communities, we are projecting another record setting year in 2003.

Our business model is predicated upon growing market share in the largest, most dynamic states in the country. The seven states in which we operate generate 42% of the nation's housing with Florida, Texas and California consistently ranked at the top with respect to new home starts. These high levels of housing production are supported by employment growth that is projected to exceed the national average over the next few years. We have significant operations in California, Arizona and Florida given our recent acquisitions and we have excellent prospects for future long-term growth in Texas, Colorado and the Carolinas.

Our expansion efforts have created a more diversified operating platform geographically. In 1997, nearly 80% of our deliveries were generated from our California divisions with the balance in Texas. By contrast, in 2003 40% of our deliveries are projected to come from California and 35% from our new Southeastern region. While future growth will continue to alter the composition of our Company, reducing our reliance on any one market's strength, we remain focused on growing our strong base of operations in California. In 2003 we expect to increase our production in the state by 20% to 3,100 homes with revenues of $1.2 billion.

Standard Pacific has developed a reputation as one of the most diversified homebuilders in the country. We are known in California for our considerable success in the move up and luxury segments of our markets with homes priced from $300,000 to $2 million. However, our expansion into new markets across the country over the last few years has broadened our product and pricing platform to encompass a greater distribution of homes which target the entry level and first-time move-up segments. This emphasis on providing more affordable housing is particularly evident in Arizona, Florida and the Carolinas where our new homes are priced from $100,000. In fact, nearly 40% of our 2003 deliveries will be priced below $200,000 companywide, up from 20% in 2001.

We are proud of our long history and record of growth in California where we are now the second largest homebuilder by revenues. We intend to leverage this strong base of operations in the state by continuing to expand our price points and market reach. Recently, we have been successful in growing into satellite markets that are adjacent to our established divisions. Our new Inland Empire division in Southern California delivered nearly 600 homes in its second full year and is benefiting from some of the strongest market fundamentals in the country. In 2003, we will increase our presence in the Los Angeles market and we will deliver our first homes in Sacramento.

In addition to expanding our geographic reach in California, we are increasing our production of attached housing particularly in our Southern California markets. In the new Irvine Ranch planned community of Quail Hill we have generated nearly 60 sales in six months at our Sandalwood townhome project. And, in West Los Angeles we have two new four-story condominium projects in the urban master planned community of Playa Vista. In 2003, we will be opening new attached communities throughout Orange, San Diego and Ventura counties which will further broaden our price points in the region.

Our broad product capabilities in California generate many attractive opportunities in niche markets. Building on the success of Talega Gallery, our nationally recognized 275-home age-restricted community in Orange County, we are pursuing new opportunities to satisfy the increasing demand for active adult housing in our primary markets. In addition, we continue to have success in the luxury end of the market. This year alone we delivered 82 homes priced in excess of $1 million including Seabourn, our flagship project at Crystal Cove in Newport Beach. And we are pleased to have been selected to build another semi-custom community next year in this highly sought-after location.

We will continue to benefit from our considerable land development expertise in California, where we are a partner in two large golf course communities, including Talega, our 4,000-lot master plan. We have delivered homes from eight projects within the community over the past four years and plan to open five new projects in the coming year. Our ability to secure large land positions in increasingly supplied constrained markets throughout the state is enhanced by our success in forming strategic alliances and joint ventures with other major homebuilders.

We are extremely pleased with our record of growth in Phoenix, the nation's second largest housing market, where we have increased our annual unit deliveries to over 1,400 homes in only our fourth full year, and are now ranked as the seventh largest homebuilder in the greater metropolitan area. We intend to maintain our volume position in this market while further diversifying our product and price points.

While Texas and Colorado have experienced challenging economic conditions recently, we see tremendous long-term growth opportunities in these markets. Dallas-Ft. Worth is the nation's third largest housing market and Austin and Denver have long been considered two of the nation's most attractive cities in which to live. We are repositioning our operations by broadening our product platform, particularly in the lower price segments, with the goal of growing market share as these markets improve.

The addition of our newly acquired companies in Florida and the Carolinas has transformed Standard Pacific, creating a national presence and an expanded foundation for future growth on the East Coast. Westbrooke, Colony and Westfield combine to provide a strong foothold in Florida, the nation's largest housing market. And, Westfield's operations in the Carolinas are positioned to grow market share with a focus on the entry-level markets in Charlotte and Raleigh-Durham. Our new Southeastern region will generate nearly 3,000 deliveries in 2003, approaching our volume levels in California in only our first full year.

While the Company has witnessed a remarkable period of growth and profitability over the past five years, we are even more excited about our prospects going forward with our coast-to-coast operations. We will continue to pursue a strategy that promotes a balance between growth in our existing markets while pursuing opportunities for expansion in new markets with long-term potential, principally through acquisitions as the industry consolidates.

We have been able to maintain a strong land position that is paramount to our growth, particularly in the supply-constrained markets throughout California and Florida. Largely as a result of our recent acquisitions on the East Coast, we now own and control nearly 30,000 lots companywide, a 3 to 4 year supply at anticipated absorption levels.

Notwithstanding the tremendous growth achieved over the past several years, we remain focused on maintaining a strong balance sheet and a diversified capital structure. The Company's financial strength is anchored by nearly $775 million in shareholders' equity and our liquidity was recently enhanced by extending our $450 million revolving credit facility. At year end, our net homebuilding debt to capital ratio was 44.4%.

Looking forward, we see a number of positive factors that we believe will continue to support demand for new homes. These factors include increased availability of home mortgage financing coupled with a favorable mortgage interest rate environment; a constrained supply of developable land in many of our markets resulting from an increasingly difficult land entitlement process; positive demographic trends including the aging of the baby-boom generation which is adding to demand for move-up and active adult housing; and the significant surge in immigration during the past decade.

Our future looks bright. We have an extremely talented and experienced management team, many of whom have grown up in the Company. To support our coast-to-coast operations, we have implemented a regional management structure, promoting several senior executives from within the organization. As we grow, we remain committed to retaining the character of the Company that has been responsible for our success.

In closing, I want to recognize and thank our dedicated employees who are the cornerstone of our Company and the foundation of our future. I also want to thank our many subcontractors and business partners. And to you, our shareholders, we greatly appreciate your continuing support and trust.

Stephen J. Scarborough
Chairman and Chief Executive Officer



Canyon's Edge in Turtle Ridge, Irvine, CA

To proudly advance our tradition of quality and craftsmanship in homebuilding and community design; to enrich the lives of our customers with homes that provide satisfaction throughout the years; to provide a dynamic company environment conducive to the growth and success of our employees; to develop and promote mutually rewarding relationships with our business partners; and to maximize shareholder value as the natural result of these efforts.

Demonstrate a Passion for Excellence
Develop Customer Loyalty Through Service
Foster Creativity and Innovation
Build Relationships Based on Respect and Trust
Maintain a Long-Term Perspective
Do the Right Thing

To become "The Standard" of homebuilding excellence.

SELECTED FINANCIAL DATA

The following should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)				
REVENUES:					
Homebuilding	$ 1,870,757	$ 1,375,610	$ 1,317,995	$ 1,198,831	$ 759,612
Financial Services	14,398	8,851	3,410	2,257	1,403
Total revenues	$ 1,885,155	$ 1,384,461	$ 1,321,405	$ 1,201,088	$ 761,015
PRETAX INCOME:					
Homebuilding	$ 187,533	$ 179,985	$ 165,973	$ 114,058	$ 81,319
Financial Services	7,148	4,491	174	5	(425)
Pretax income from continuing operations before extraordinary charge	$ 194,681	$ 184,476	$ 166,147	$ 114,063	$ 80,894
Income from continuing operations before extraordinary charge	$ 118,689	$ 111,065	$ 100,142	$ 67,571	$ 47,404
Loss from discontinued operations, net of income taxes	—	—	—	(159)	(199)
Gain on disposal of discontinued operations, net of income taxes	—	—	—	618	—
Extraordinary charge from early extinguishment of debt, net of income taxes	—	—	—	—	(1,328)
Net income	$ 118,689	$ 111,065	$ 100,142	$ 68,030	$ 45,877
BASIC EARNINGS PER SHARE:					
Income per share from continuing operations before extraordinary charge	$ 3.78	$ 3.71	$ 3.43	$ 2.28	$ 1.59
Earnings per share	$ 3.78	$ 3.71	$ 3.43	$ 2.29	$ 1.54
Weighted average common shares outstanding	31,399,120	29,931,797	29,236,125	29,597,669	29,714,431
DILUTED EARNINGS PER SHARE:					
Income per share from continuing operations before extraordinary charge	$ 3.67	$ 3.63	$ 3.39	$ 2.27	$ 1.58
Earnings per share	$ 3.67	$ 3.63	$ 3.39	$ 2.28	$ 1.53
Weighted average common and diluted shares outstanding	32,321,260	30,628,445	29,562,230	29,795,263	30,050,078
BALANCE SHEET AND OTHER FINANCIAL DATA:					
Total assets	$ 1,792,126	$ 1,366,301	$ 1,118,786	$ 829,968	$ 866,362
Homebuilding long-term debt	$ 626,648	$ 524,653	$ 424,351	$ 321,847	$ 404,806
Stockholders' equity	$ 773,758	$ 573,092	$ 486,230	$ 381,885	$ 324,679
Stockholders' equity per share	$ 24.04	$ 19.51.	$ 16.17	$ 13.07	$ 10.96
Cash dividends declared per share	$ 0.32	$ 0.32	$ 0.32	$ 0.20	$ 0.17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the section "Selected Financial Data" and our consolidated financial statements and the related notes included elsewhere in this annual report.

RESULTS OF OPERATIONS

SELECTED FINANCIAL INFORMATION

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
HOMEBUILDING:			
Revenues	$ 1,870,757	$ 1,375,610	$ 1,317,995
Cost of sales	(1,528,927)	(1,091,484)	(1,057,827)
Gross margin	341,830	284,126	260,168
Gross margin percentage	18.3%	20.7%	19.7%
Selling, general and administrative expenses	(175,218)	(124,468)	(105,141)
Income from unconsolidated joint ventures	27,616	26,675	16,478
Interest expense	(5,489)	(4,158)	(3,599)
Amortization of goodwill	—	(2,342)	(2,100)
Other income (expense)	(1,206)	152	167
Homebuilding pretax income	187,533	179,985	165,973
FINANCIAL SERVICES:			
Revenues	14,398	8,851	3,410
Expenses	(9,922)	(6,443)	(4,265)
Income from unconsolidated joint ventures	2,323	1,713	718
Other income	349	370	311
Financial services pretax income	7,148	4,491	174
Income before taxes	194,681	184,476	166,147
Provision for income taxes	(75,992)	(73,411)	(66,005)
Net income	$ 118,689	$ 111,065	$ 100,142
Net cash provided by (used in) operating activities[1]	$ 72,682	$ (137,036)	$ 10,375
EBITDA[2]	$ 243,754	$ 235,882	$ 198,742

1. Amounts were derived from our consolidated statements of cash flows.

2. As used in this report, EBITDA means net income (plus cash distributions of income from unconsolidated homebuilding joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) noncash impairment charges, (e) depreciation and amortization, (f) income from unconsolidated homebuilding joint ventures, and (g) income (loss) from our financial services subsidiary. Other companies may calculate EBITDA differently. EBITDA is a non-GAAP measure of profitability and is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be considered in isolation or as an alternative to net income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indicator of operating performance or as a measure of liquidity. EBITDA is used in covenants in our revolving credit facility and our public senior and senior subordinated notes. The calculations of EBITDA below are presented in accordance with the requirements of our debt covenants. The table set forth below reconciles net income to EBITDA:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Net income	$118,689	$111,065	$100,142
Add:			
Cash distributions of income from unconsolidated homebuilding joint ventures	15,838	26,533	7,136
Income taxes	75,992	73,411	66,005
Homebuilding interest expense	5,489	4,158	3,599
Expensing of previously capitalized interest included in cost of sales	48,208	39,990	33,854
Noncash impairment charges	8,952	5,399	—
Depreciation and amortization	2,678	4,409	3,629
Less:			
Income from unconsolidated homebuilding joint ventures	27,616	26,675	16,478
Income (loss) from our financial services subsidiary	4,476	2,408	(855)
EBITDA	$243,754	$235,882	$198,742

SELECTED OPERATING DATA

	Year Ended December 31,		
	2002	2001	2000
NEW HOMES DELIVERED:			
Southern California	1,727	1,325	1,367
Northern California	557	600	865
Total California	2,284	1,925	2,232
Texas	520	645	546
Arizona	1,432	1,067	797
Colorado	277	380	141
Florida	1,188	—	—
Carolinas	241	—	—
Consolidated total	5,942	4,017	3,716
Unconsolidated joint ventures:			
Southern California	242	293	155
Northern California	81	1	—
Total unconsolidated joint ventures	323	294	155
Total	6,265	4,311	3,871
AVERAGE SELLING PRICE OF HOMES DELIVERED:			
California (excluding joint ventures)	$488,000	$458,000	$443,000
Texas	$287,000	$292,000	$287,000
Arizona	$173,000	$173,000	$164,000
Colorado	$318,000	$316,000	$272,000
Florida	$197,000	$ —	$ —
Carolinas	$142,000	$ —	$ —
Consolidated (excluding joint ventures)	$314,000	$342,000	$354,000
Unconsolidated joint ventures (California)	$532,000	$537,000	$554,000
Total (including joint ventures)	$326,000	$355,000	$362,000
NET NEW ORDERS:			
Southern California	2,019	1,469	1,439
Northern California	639	392	967
Total California	2,658	1,861	2,406
Texas	519	551	661
Arizona	1,473	1,176	887
Colorado	287	310	140
Florida	1,115	—	—
Carolinas	177	—	—
Consolidated total	6,229	3,898	4,094
Unconsolidated joint ventures:			
Southern California	459	259	156
Northern California	124	9	—
Total unconsolidated joint ventures	583	268	156
Total	6,812	4,166	4,250
AVERAGE NUMBER OF SELLING COMMUNITIES DURING THE YEAR:			
Southern California	23	21	21
Northern California	13	13	13
Texas	25	27	26
Arizona	20	18	15
Colorado	11	10	5
Florida	13	—	—
Carolinas	4	—	—
Consolidated total	109	89	80
Unconsolidated joint ventures:			
Southern California	7	5	3
Northern California	2	1	—
Total unconsolidated joint ventures	9	6	3
Total	118	95	83

SELECTED OPERATING DATA

	At December 31,		
	2002	2001	2000
BACKLOG (IN HOMES):			
Southern California	856	558	414
Northern California	157	67	275
Total California	1,013	625	689
Texas	146	147	241
Arizona	567	526	417
Colorado	88	78	148
Florida	1,034	—	—
Carolinas	81	—	—
Consolidated total	2,929	1,376	1,495
Unconsolidated joint ventures:			
Southern California	224	13	47
Northern California	43	8	—
Total unconsolidated joint ventures	267	21	47
Total	3,196	1,397	1,542
BACKLOG AT YEAR END (ESTIMATED DOLLAR VALUES IN THOUSANDS):			
Consolidated total	$ 872,694	$433,413	$518,751
Unconsolidated joint ventures	139,491	11,994	23,942
Total	$1,012,185	$445,407	$542,693
BUILDING SITES OWNED OR CONTROLLED:			
Southern California	6,056	5,758	5,489
Northern California	3,791	2,977	3,356
Total California	9,847	8,735	8,845
Texas	2,731	2,598	2,650
Arizona	4,839	4,178	3,380
Colorado	1,792	1,971	2,238
Florida	8,007	—	—
Carolinas	2,673	—	—
Total	29,889	17,482	17,113
Total building sites owned	16,123	10,664	9,949
Total building sites optioned	10,200	4,646	4,786
Total joint venture lots	3,566	2,172	2,378
Total	29,889	17,482	17,113
COMPLETED AND UNSOLD HOMES	280	345	134
HOMES UNDER CONSTRUCTION	3,012	1,815	1,946

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those which impact our most critical accounting policies. We base our estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following accounting policies are those that are most critical to the portrayal of our financial condition and results of our operations, and require the more significant judgments and estimates:

BUSINESS COMBINATIONS

Acquisitions of other companies are accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. Any purchase price paid in excess of the net fair values of tangible and identified intangible assets less liabilities assumed is recorded as goodwill. The estimation of fair values of assets and liabilities, and the allocation of purchase price requires a substantial degree of judgment by management, especially with respect to valuations of real estate inventories, which at the time of acquisition, are generally in various stages of development. Actual revenues, costs and time to complete a community could vary from estimates impacting the allocation of purchase price between tangible and intangible assets. A variation in allocation of purchase price between asset groups, including inventories and goodwill, could have an impact on the timing and ultimate recognition of current and future results of our operations. Our reported income from an acquired company includes the operations of the acquired company from the date of acquisition.

COST OF SALES

Homebuilding cost of sales is recognized when homes are sold and title has transferred to the homebuyer. Cost of sales is recorded based upon total estimated costs to be allocated to each home within a community. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their relative sales value. Any changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. These costs include all direct and indirect construction costs associated with constructing and carrying the home as well as costs related to developing the surrounding community and amenities, such as land, land improvements and other common costs. The estimation of these costs requires a substantial degree of judgment by management.

The estimation process involved in determining relative sales values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular land parcel or individual home, we rely on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not been committed, or unforeseen issues encountered during construction that fall outside the scope of existing contracts. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and have a related impact on gross margins between reporting periods. To reduce the potential for such variances, we have procedures which have been applied on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, and utilizing the most recent information available to estimate costs. We believe that these policies and procedures provide for reasonably dependable estimates for purposes of calculating amounts to be relieved from inventories and expensed to cost of sales.

INVENTORIES

Inventories consist of land, land under development, homes under construction and completed homes and are stated at cost, net of impairment losses, if any. We capitalize direct carrying costs, including interest, property taxes and related development costs to real estate under development. Field construction supervision and related direct overhead are also included in the capitalized cost of real estate inventories. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their relative sales value.

We assess the recoverability of inventories in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires long-lived assets, including inventories, that are expected to be held and used in operations to be carried at the lower of cost or, if impaired, the fair value of the asset. SFAS 144 requires that companies evaluate long-lived assets for impairment based on undiscounted future cash flows of the assets at the lowest level for which there is identifiable cash flows. This evaluation requires estimates of future revenues, costs and the remaining time to develop the project and requires a substantial degree of judgment by management. Actual revenues, costs and time to complete development could vary from estimates which could affect our future results of operations (see cost of sales discussion above regarding the estimation process). We review each real estate project on a community-by-community basis to determine whether or not carrying amounts have been impaired. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

GOODWILL

The excess amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed has been capitalized as goodwill in the accompanying consolidated balance sheets in accordance with SFAS 141. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill not be amortized but instead assessed at least annually for impairment and expensed against earnings as a noncash charge if the estimated fair value of a reporting unit is less than its carrying value, including goodwill. This valuation process requires management to make comprehensive estimates of future revenues, costs and the timing of expected future cash flows which requires a substantial degree of judgment. Due to the uncertainties associated with such estimates and judgments, actual results could differ from such estimates. For purposes of this test, each of our homebuilding geographic operating divisions is a reporting unit.

UNCONSOLIDATED HOMEBUILDING JOINT VENTURES

Investments in our unconsolidated joint ventures are accounted for under the equity method of accounting. Under the equity method, we recognize our proportionate share of earnings and losses earned by the joint venture upon the delivery of lots purchased or homes to third parties. All joint venture profits generated from land sales to us are deferred and recorded as a reduction to our cost basis in the lots purchased until the homes are ultimately sold by us to others. Our ownership interests in our joint ventures vary, but are generally less than or equal to 50 percent. In certain instances, our ownership interest may be greater than 50 percent, however, we account for these investments under the equity method because we do not have voting or economic control.

The cost of sales and inventories critical accounting policies described above are also applicable to our unconsolidated homebuilding joint ventures.

Fiscal Year 2002 Compared to Fiscal Year 2001

OVERVIEW

Net income for the year ended December 31, 2002 increased 7 percent to a record $118.7 million, or $3.67 per diluted share, compared to $111.1 million, or $3.63 per diluted share, in 2001. The increase in net income was driven by a 4 percent increase in homebuilding pretax income, a 59 percent increase in financial services pretax income and an 80 basis point reduction in our effective tax rate to 39.0 percent. EBITDA for 2002 increased 3 percent to a record $243.8 million compared to $235.9 million in 2001. A reconciliation of net income to EBITDA is set forth in footnote 2 to the Selected Financial Information table on page 22.

On April 15, 2002, we acquired Westbrooke Homes for total consideration of approximately $39 million in cash, plus the repayment of approximately $55 million in indebtedness. In connection with this acquisition, we recorded goodwill of approximately $12.5 million. Westbrooke Homes is a longtime homebuilder in the Miami, Florida metropolitan area. With this acquisition, we purchased or assumed the rights to acquire approximately 2,800 single-family lots, which included 8 active selling communities at the close of the transaction, and acquired a backlog of 485 presold homes.

On May 14, 2002, we acquired Colony Homes for total consideration of approximately $26 million in cash (including the contingent payments described below) and stock, plus the repayment of approximately $9 million in indebtedness. In connection with this acquisition, we recorded an initial amount of goodwill of approximately $15.9 million. The stock component consisted of the issuance of 133,333 shares of Standard Pacific common stock valued under the agreement at $30 per share. The contingent payments are subject to an aggregate cap of $7 million and will be payable annually pursuant to an earnout arrangement based on pretax income of Colony Homes during each of the fiscal years 2003 through 2005. Colony Homes has been in business since 1991 in the Orlando, Florida metropolitan area. At closing, we purchased or assumed the rights to acquire over 1,600 buildable lots and acquired a backlog of 141 presold homes.

On August 13, 2002, we acquired Westfield Homes for total consideration of approximately $56.5 million in cash (including the contingent payments described below) and stock, plus the repayment of approximately $46 million in indebtedness. In connection with this acquisition, we recorded an initial amount of goodwill of approximately $13.8 million. The cash component of the purchase price consisted of an initial payment of approximately $20 million, a deferred payment of $7 million payable in January 2003 and contingent payments estimated to equal approximately $14.5 million. The contingent payments are subject to an annual earnout arrangement based on a percentage of pretax income of Westfield Homes for the period subsequent to the acquisition through December 31, 2002 and for the years ended December 31, 2003 through December 31, 2005. We recorded additional goodwill for the 2002 earnout period of approximately $1.3 million. The stock component consisted of the issuance of 459,552 shares of our common stock valued under the agreement at $32.64 per share. Westfield Homes has been in business since 1980 and currently operates in Tampa and Southwest Florida, and in Raleigh-Durham and Charlotte in the Carolinas. We did not acquire Westfield's Illinois operations. Westfield owned or controlled approximately 4,800 buildable lots in these markets at the time of acquisition. With this acquisition, we also acquired a backlog of 626 presold homes.

In August 2002, we announced our decision to close our Houston division. In 2001, our Houston operations represented less than 2 percent of our total homebuilding revenues and did not make a significant contribution to our Texas earnings. In connection with winding down our Houston operations, we recognized a noncash pretax charge of approximately $3.0 million during the 2002 third quarter.

HOMEBUILDING

Homebuilding pretax income for 2002 was up 4 percent to $187.5 million compared to $180.0 million in the prior year. The higher level of pretax income was primarily attributable to a 36 percent rise in homebuilding revenues which was largely offset by a 240 basis point decrease in the homebuilding gross margin percentage, and an increase in selling, general and administrative ("SG&A") expenses as a percentage of homebuilding revenues. Additionally, our 2002 homebuilding pretax income reflects a third quarter pretax asset impairment charge of $6.0 million resulting from the write-down of certain homebuilding projects in our Colorado division to their estimated fair values and the $3.0 million third quarter pretax charge discussed above related to our decision to close our Houston division. The Colorado asset impairment charge resulted from the decline in new home prices due to the region's slow economy. The Colorado and Houston noncash charges are reflected in cost of sales and other expense, respectively, in our accompanying consolidated statements of income.

Homebuilding revenues for 2002 were a record $1.87 billion, a 36 percent increase over the $1.38 billion generated in 2001. The increase in revenues was attributable to a 48 percent increase in new home deliveries (exclusive of joint ventures) to 5,942 homes, reflecting in part the delivery of 1,429 homes from our new Florida and Carolina operations. The increase in deliveries was partially offset by an 8 percent decline in our consolidated average home price to $314,000. The lower average price was due primarily to increased deliveries from our Arizona division and the deliveries from our new Florida and Carolina operations.

In California, we delivered 2,284 new homes (exclusive of joint ventures) in 2002 versus 1,925 homes in 2001. Deliveries were up 30 percent in Southern California to 1,727 new homes and down 7 percent in Northern California to 557 new homes. In Arizona, deliveries increased 34 percent to 1,432 new homes, while deliveries in Texas and Colorado were down 19 and 27 percent, respectively. The decline in Texas and Colorado deliveries reflects the impact of slower economic conditions on housing demand in these markets.

Our average home price in California (exclusive of joint ventures) increased 7 percent to $488,000. The higher price reflects the delivery of larger homes combined with general new home price increases, primarily in the strong Southern California housing market.

Our average home prices in Arizona and Colorado remained essentially flat compared to the prior year, while our average home price in Texas declined approximately 2 percent to $287,000. Our 2002 average home prices in Florida and the Carolinas were $197,000 and $142,000, respectively.

Our homebuilding gross margin percentage for 2002 decreased 240 basis points to 18.3 percent compared to 20.7 percent in 2001. The lower gross margin percentage reflects the impact of slower economic conditions in our Texas, Colorado and Northern California markets, the Colorado asset impairment charge noted above and the purchase accounting adjustments related to the three acquisitions we made during 2002. In accordance with purchase accounting standards, we increased the carrying values of presold homes in the backlog of the acquired entities to their estimated fair value. This adjustment had the impact of increasing cost of sales and reducing our gross margin percentage when these homes were delivered. Excluding the impact of the Colorado asset impairment charge and the purchase accounting adjustments, our gross margin percentage in 2002 would have been 19.1 percent.

SG&A expenses for 2002 were 9.4 percent of homebuilding revenues compared to 9.0 percent in 2001. The increase in SG&A expenses as a percentage of homebuilding revenues was due primarily to the increase in deliveries outside of California where G&A and sales and marketing costs are generally higher.

Income from unconsolidated joint ventures in 2002 was generated from the delivery of 323 new homes, compared to 294 deliveries in 2001, and from land sales from our Talega land development joint venture in South Orange County, California. All of our joint venture deliveries during 2002 and 2001 were generated in California.

Effective January 1, 2002, we ceased amortizing goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." During 2001, we amortized approximately $2.3 million of goodwill.

Other income (expense) for 2002 reflects the noncash pretax charge of approximately $3.0 million recognized in connection with the closure of our Houston division discussed above, which was offset in part by construction fee income generated by our Orlando, Florida operation.

Net new orders for 2002 were up 64 percent from the year earlier period to a record 6,812 new homes (including 583 joint venture orders) compared to 4,166 (including 268 joint venture orders) in 2001. In addition, our cancellation rate decreased in 2002 to 20 percent versus 26 percent in 2001. Orders were up 43 percent in Southern California on a 15 percent increase in the average community count, up 90 percent in Northern California on a 7 percent increase in the average community count, down 6 percent in Texas on a 7 percent decrease in average community count, up 25 percent in Arizona on an 11 percent higher average community count, and down 7 percent in Colorado on a 10 percent higher average community count. With respect to our divisions acquired in 2002, we generated 1,115 new home orders from an average of 13 communities in Florida during 2002 and 177 new home orders in the Carolinas from an average of 4 communities during 2002. Our sales activity remained strong in Southern California and Arizona and tapered off somewhat in the San Francisco Bay Area from the strong levels generated in the first half of 2002. Orders in Texas and Colorado reflected the impact of slower economic conditions on housing demand. New home order levels in Florida and the Carolinas reflected generally healthy housing market conditions in these regions for the price segments served by our operations.

The strong overall level of new home orders, together with our three acquisitions in 2002, resulted in a record year-end backlog of 3,196 presold homes (including 267 joint venture orders) valued at an estimated $1.0 billion (including $139 million of joint venture backlog value), an increase of 127 percent from the December 31, 2001 backlog value. No assurance can be given that all of the homes in our backlog will actually be sold as contracted.

FINANCIAL SERVICES

Revenues for the financial services segment, which represents our mortgage banking operations throughout California and in South Florida, were up 63 percent in 2002 to $14.4 million from $8.9 million last year. The higher level of revenues was primarily attributable to a 36 percent increase in the volume of mortgage loans sold combined with a 44 percent increase in net interest income. The higher level of loan volume was driven by an increase in new homes delivered in California, an increase in our capture rate to 60 percent in California, and our commencement of loan originations in South Florida during the third quarter of 2002. The increase in net interest income was attributable to the higher level of loans carried by us prior to sale to third party investors and the favorable interest rate environment which resulted in a greater spread between the cost to carry the loans prior to sale and the interest rates received on the loans held for sale.

Expenses for the financial services segment were up 54 percent primarily as a result of increased compensation and overhead expenses driven by the higher revenue and earnings levels, and due to start-up expenses incurred in connection with our entrance into the South Florida market.

Financial services joint venture income, which is derived from mortgage banking joint ventures with third party mortgage lenders in Arizona, Texas, Colorado, Florida and the Carolinas, was up 36 percent to $2.3 million from $1.7 million in 2001. The higher income level was primarily due to increased deliveries in Arizona and the addition of the Florida and Carolina joint ventures in 2002 resulting from our acquisitions in these markets.

Other financial services income represents earnings from our title insurance operations in Texas and South Florida, which serve as title insurance agents offering title examination services.

Fiscal Year 2001 Compared to Fiscal Year 2000

OVERVIEW

Net income for 2001 increased 11 percent to $111.1 million, or $3.63 per diluted share, compared to $100.1 million, or $3.39 per diluted share, in 2000. The increase in net income was driven by an 8 percent improvement in homebuilding pretax income and a $4.3 million increase in financial services pretax income. EBITDA for 2001 increased 19 percent to $235.9 million compared to $198.7 million in 2000. A reconciliation of net income to EBITDA is set forth in footnote 2 to the Selected Financial Information table on page 22.

HOMEBUILDING

Homebuilding pretax income for 2001 was up 8 percent to $180.0 million compared to $166.0 million in 2000. The higher level of pretax income was primarily attributable to a 100 basis point increase in our homebuilding gross margin percentage to 20.7 percent, a 4 percent rise in homebuilding revenues and a $10.2 million increase in joint venture income. These increases were partially offset by an increase in SG&A expenses as a percentage of revenues from 8.0 percent in 2000 to 9.0 percent in 2001.

Homebuilding pretax income and gross margin for 2001 were also impacted by a noncash pretax asset impairment charge of $5.4 million. The charge, which was included in cost of sales, resulted from the write-down to estimated fair value of one homebuilding project in the San Francisco Bay Area due to slower than anticipated new home sales.

Homebuilding revenues for 2001 were $1.38 billion, a 4 percent increase over the $1.32 billion achieved in 2000. The higher revenue total was due to an 8 percent increase in deliveries (exclusive of joint ventures) to 4,017 new homes, which was partially offset by a 3 percent decline in our average home selling price to $342,000. In California, we delivered 1,925 new homes in 2001 versus 2,232 homes in 2000. Deliveries were down 3 percent in Southern California to 1,325 new homes as a greater percentage of our deliveries were generated from our unconsolidated joint ventures. Deliveries were down 31 percent in Northern California to 600 new homes due to weak economic conditions and reduced demand for housing in the San Francisco Bay Area. Our Texas division's deliveries were up 18 percent to 645 new homes, while deliveries in Arizona increased 34 percent to 1,067 new homes. Our Colorado division delivered 380 new homes in its first full year of operations compared to the delivery of 141 new homes in 2000 subsequent to our acquisition of Writer Homes in August 2000.

Our average home price in California increased 3 percent in 2001 to $458,000 (exclusive of joint ventures). Although we were successful in delivering a greater percentage of our homes in the $400,000 and under price range, the average home price was impacted by the delivery of homes in excess of $1 million from two projects in Southern California. Our average home price in Texas was up slightly to $292,000 reflecting a greater distribution of deliveries from our Dallas and Austin operations. In Arizona, our average home price was up 5 percent to $173,000 due to changes in delivery mix and, in Colorado, the average home price increased 16 percent to $316,000 also reflecting a shift in product mix.

Our homebuilding gross margin percentage for 2001 was up 100 basis points to 20.7 percent compared to 19.7 percent in 2000. The improvement in our gross margin percentage was primarily due to an increase in California gross margins as a result of continued strong demand for housing during the year in Southern California and as a result of higher margins in Northern California in the first half of the year due to the strong beginning backlog of presold homes. The increase in the 2001 gross margin percentage was partially offset by the $5.4 million asset impairment charge discussed above and the drop in Northern California deliveries in the second half of 2001, where new homes generate margins above our companywide average.

SG&A expenses for 2001 were 9.0 percent of homebuilding revenues compared to 8.0 percent in 2000. The increase in SG&A expenses as a percentage of homebuilding revenues was due primarily to higher levels of sales and marketing costs incurred in some of our markets as a result of weaker housing demand, combined with an increase in non-California deliveries which generally incur higher levels of selling and marketing costs as a percent of revenues.

Income from unconsolidated joint ventures in 2001 was generated from the delivery of 294 new homes, compared to 155 deliveries in 2000, and from land sales from our Talega land development joint venture. Our new home deliveries in 2001 were generated primarily from our multi-project joint venture in Fullerton, California and our four-project active adult development in Talega. In 2000, we generated a $5.1 million gain on the sale of a 107 lot parcel of land from our Fullerton, California venture.

Amortization of goodwill for 2001 reflects a slight increase over the 2000 level as it includes a full year of amortization expense for our Colorado acquisition which closed during the 2000 third quarter.

Net new orders for 2001 (including 268 joint venture orders) were down 2 percent to 4,166 new homes compared to 4,250 in 2000. The decline in orders was the result of weak housing demand in certain of our markets due to the national economic recession and slowdown in the high-tech sector. Orders were up 8 percent in Southern California on an 8 percent increase in average community count, down 59 percent in Northern California on an 8 percent increase in average community count, down 17 percent in Texas on a 4 percent increase in community count, and up 33 percent in Arizona on a 20 percent higher community count. Net new orders in Colorado totaled 310 new homes during 2001 from 10 active selling communities versus 140 new home orders for the period subsequent to our August 2000 acquisition. We ended 2001 with a backlog of 1,397 presold homes (including 21 joint venture orders) valued at an estimated $445.4 million compared to 1,542 homes valued at an estimated $542.7 million (including $12 million of joint venture backlog value) at December 31, 2000. The decrease in the 2002 backlog was due to slower new home sales trends experienced in the second half of 2001 compared to the same period in 2000.

FINANCIAL SERVICES

For 2001, revenues from our California mortgage banking operations were up 160 percent to $8.9 million compared to $3.4 million in 2000. The higher revenue total was driven primarily by a 94 percent increase in the dollar volume of loans sold compared to 2000, combined with improved margins generated from the sale of loans and higher net interest income recognized on loans held for sale. The higher margins were due primarily to a softening of the competitive environment for new home financing, as lower interest rates resulted in a stronger mortgage refinancing market. The improvement in the net interest income margin was due to the lower interest rate environment which increased the spread between our cost of borrowing compared to interest rates earned on mortgages held prior to disposition. The increase in loan sale volume was due to an increase in our capture rate to 57 percent during 2001 compared to 37 percent in 2000. The rise in expenses during 2001 compared to 2000 primarily reflects increased operating and compensation expenses associated with the higher loan volume.

Our financial services joint venture income for 2001 and 2000 reflected our share of the operating results of SPH Mortgage, our mortgage banking joint venture in Arizona and Texas, and the operations of WRT Financial, our mortgage banking joint venture in Colorado. The increase in venture income in 2001 was primarily attributable to higher delivery levels from these regions and improved margins generated from the sale of loans.

Other financial services income represents earnings from our title insurance operation in Texas, which serves as a title insurance agent offering title examination services.

INVENTORY CARRYING COSTS AND INVENTORY TURNOVER RATIO

	December 31,					
	2002		2001		2000	
	(Dollars in millions)					
Capitalized interest in ending inventories and capitalized interest as a percentage of total inventories	$31.9	2.3%	$28.9	2.6%	$23.6	2.8%
Average inventory balance	$1,247		$ 981		$ 771	
Cost of sales for the year then ended	$1,529		$1,091		$1,058	
Ratio of cost of sales to average inventory balance (inventory turn ratio)	1.23x		1.11x		1.37x	

The inventory turn ratio increased from 1.11 in 2001 to 1.23 in 2002. This improvement was primarily attributable to a 48 percent increase in consolidated new home deliveries in 2002 to 5,942 homes while the average inventory balance at the end of 2002 was up only 27 percent compared to the 2001 average inventory level. The increase in deliveries was primarily due to strong housing market conditions in Southern California and Arizona, and deliveries from our newly acquired operations in Florida and the Carolinas. These increases were partially offset by a decline in deliveries from our Northern California, Texas and Colorado divisions.

The inventory turn ratio decreased from 1.37 in 2000 to 1.11 in 2001 primarily due to slowing demand for housing in certain of our markets as a result of the national recession during 2001. The slowdown resulted in a 27 percent increase in average inventory value while homebuilding revenues were up only 4 percent.

Capitalized interest as a percentage of ending inventories declined from 2.6 percent in 2001 to 2.3 percent in 2002. The lower level of carrying costs as a percentage of ending inventories was primarily the result of our higher inventory turn ratio in 2002, an increase in inventories from our acquisitions in Florida and the Carolinas, and to a lesser extent, a reduction in variable rate debt costs during 2002 reflecting a decline in short-term interest rates.

Capitalized interest as a percentage of ending inventories declined from 2.8 percent at the end of 2000 to 2.6 percent at the end of 2001. The lower level of carrying costs as a percentage of ending inventories was primarily the result of a reduction in variable rate debt costs in 2001 stemming from the decline in short-term interest rates during 2001, which was partially offset by the decrease in the inventory turn ratio in 2001 compared to 2000.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of cash have been for land acquisitions, construction and development expenditures, operating expenses, market expansion (including acquisitions), investments in unconsolidated land development and homebuilding joint ventures, principal and interest payments on debt, share repurchases and dividends to our stockholders. Cash requirements have been met by internally generated funds, outside borrowings, including our bank revolving credit facility and public note offerings, land option contracts, joint venture financings, land seller notes, assessment district bond financing and through the sale of common equity through public offerings. To a lesser extent, capital has been provided through the issuance of common stock as acquisition consideration as well as from proceeds received upon the exercise of company stock options. In addition, our mortgage financing subsidiary requires funding to finance its mortgage lending operations. Its cash needs are funded from mortgage credit facilities, internally generated funds and a parent line of credit. Based on our current business plan and market conditions, and our desire to carefully manage our leverage, we believe that these sources of cash should be sufficient to finance our current working capital requirements and other needs.

In January 2003, we entered into a new $450 million unsecured revolving credit facility. The new facility replaced our existing $450 million unsecured revolving credit facility and matures on October 31, 2005. In addition to providing us with updated financial and other covenants, the facility contains provisions allowing us, at our option, to extend the maturity date of the facility to October 31, 2006 and to increase the total aggregate commitment under the facility up to $550 million, subject to the availability of additional bank lending commitments. The financial covenants contained in the facility require us to, among other things, maintain a minimum level of consolidated tangible stockholders' equity and a minimum interest coverage ratio. The facility also limits our leverage and investments in joint ventures. These covenants, as well as a borrowing base provision, limit the amount we may borrow under the revolving credit facility and from other sources. Certain of our wholly-owned subsidiaries guarantee our obligations under the revolving credit facility. At December 31, 2002, we had no borrowings outstanding provisions under our predecessor unsecured revolving credit facility and had issued approximately $52.2 million of letters of credit. Our ability to renew and extend the revolving credit facility in the future is dependent upon a number of factors including the state of the commercial lending environment, the willingness of banks to lend to homebuilders and our financial condition and strength.

We utilize three mortgage credit facilities to fund mortgage loans originated by our financial services subsidiary with a total aggregate commitment of $120 million. One of the facilities provided for an additional $30 million in borrowing capacity between November 1, 2002 and January 31, 2003. Mortgage loans are typically financed under the facilities for a short period of time, approximately 15 to 60 days, prior to completion of sale of such loans to third party investors. The facilities, which have LIBOR based pricing, also contain certain financial covenants including leverage and net worth covenants, and have current maturity dates ranging from June 30, 2003 to October 3, 2003. At December 31, 2002, we had approximately $112 million advanced under these facilities.

In April 2002, we issued $150 million of 9¼% Senior Subordinated Notes which mature on April 15, 2012. These notes were issued at a discount to yield approximately 9.38 percent and are unsecured obligations that are junior to our senior unsecured indebtedness. Net proceeds after underwriting expenses were approximately $147.0 million and were used to fund the acquisition of Westbrooke Homes and repay a portion of the balance outstanding under our revolving credit facility. We will, under certain circumstances, be obligated to make an offer to purchase all or a portion of these notes in the event of certain asset sales. In addition, these notes contain restrictive covenants which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including investments in unconsolidated joint ventures), and (4) sell assets. Also, upon a change in control we are required to make an offer to purchase these notes. In addition to these notes, we have approximately $600 million of publicly issued senior notes outstanding, including the 7¾% notes discussed below, which mature from 2007 through 2013.

In May 2002, we issued 2,500,000 shares of common stock at a price to the public of $34.00 per share. In addition, two of our former directors sold 1,000,000 shares in conjunction with our offering. Net proceeds to us after underwriting expenses were approximately $80.5 million and were used to repay the remaining balance outstanding under our revolving credit facility and for general corporate purposes, including acquisitions. We did not receive any proceeds from the shares sold by the selling stockholders.

In March 2003, we issued $125 million of 7¾% Senior Notes which mature on March 15, 2013. These notes were issued at a discount to yield approximately 7.88 percent and are senior unsecured obligations. Net proceeds after underwriting expenses were approximately $122.4 million and were used to repay borrowings outstanding under our revolving credit facility. We will, under certain circumstances, be obligated to make an offer to purchase a portion of the notes in the event of certain asset sales. In addition, these notes contain other restrictive covenants, which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including investments in unconsolidated joint ventures), and (4) sell assets. Also, upon a change in control we are required to make an offer to purchase these notes.

We evaluate our capital needs and the public capital market conditions on a continual basis to determine if and when it may be advantageous to issue additional securities. There may be times when the public debt or equity markets lack sufficient liquidity or when these securities cannot be sold at attractive prices, in which case we may not be able to access capital from these sources and may need to seek additional capital from our bank group or other sources, or adjust our expenditures accordingly. In addition, a weakening of our financial condition or strength, including in particular a material increase in our leverage or decrease in our profitability and interest coverage ratio, could result in a ratings downgrade or change in outlook or otherwise increase our cost of borrowing and adversely affect our ability to obtain necessary funds.

From time to time, purchase money mortgage financing and community development district ("CDD") or similar bond financing are used to finance land acquisition and development costs. At December 31, 2002, we had approximately $16.7 million outstanding under trust deed and other notes payable, including CDD bonds.

We are subject to customary obligations associated with entering into contracts for the purchase of land and improved homesites. These purchase contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. As of December 31, 2002, we had deposits outstanding of approximately $33.3 million on land purchase contracts having a total remaining purchase price of approximately $256.6 million.

We also utilize option contracts with land sellers and third-party financial entities as a method of acquiring land in staged takedowns and minimizing the use of funds from our revolving credit facility and other corporate financing sources. These option contracts also help us manage the financial and market risk associated with land holdings. Option contracts generally require the payment of a nonrefundable cash deposit or the issuance of a letter of credit for the right to acquire lots over a specified period of time at predetermined prices. We generally have the right at our discretion to terminate our obligations under these option agreements by forfeiting our cash deposit or repaying amounts drawn under the letter of credit with no further financial responsibility. As of December 31, 2002, we had deposits and letters of credit outstanding of approximately $40.9 million on option contracts having a total remaining purchase price of approximately $266.4 million, of which approximately $46.1 million is included in accrued liabilities in the accompanying consolidated balance sheet at December 31, 2002 related to two of our option contracts. The utilization of option contracts is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences. Options may be more difficult to procure from land sellers in strong housing market conditions and are more prevalent in certain geographic regions.

We enter into land development and homebuilding joint ventures from time to time as a means of accessing lot positions, expanding our market opportunities, establishing strategic alliances, managing our risk profile and leveraging our capital base. These joint ventures typically obtain secured acquisition, development and construction financing, which minimizes the use of funds from our revolving credit facility and other corporate financing sources. We plan to continue using these types of arrangements to finance the development of properties as opportunities arise. At December 31, 2002, these unconsolidated joint ventures had borrowings which totaled approximately $227.1 million which, in accordance with generally accepted accounting principles, are not recorded in our accompanying consolidated balance sheet. We and our joint venture partners generally provide credit enhancements to this financing in the form of loan-to-value maintenance agreements, which require us under certain circumstances to reduce the venture's borrowings to the extent such borrowings plus construction completion costs exceed a specified percentage of the value of the property securing the loan. Either a decrease in the value of the property securing the loan or an increase in construction completion costs could trigger this payment obligation. Typically, we share these obligations with our other partners and, in some instances, these obligations are subject to limitations on the amount that we could be required to pay down. In addition, we and our joint venture partners are generally obligated to the project lenders to complete land development improvements and the construction of planned homes if the joint venture does not perform the required development and construction. Provided we and the other joint venture partners are in compliance with these completion obligations, the project lenders would be obligated to fund these improvements through any financing commitments available under the applicable joint venture development and construction loans.

We paid approximately $10.2 million, or $0.32 per common share ($0.08 per common share per quarter), in dividends to our stockholders during 2002. Common stock dividends are paid at the discretion of our Board of Directors and are dependent upon various factors, including earnings, cash flows, capital requirements and operating and financial conditions, including our overall level of leverage. Additionally, our revolving credit facility and public notes impose restrictions on the amount of dividends we may be able to pay. On January 30, 2003, our Board of Directors declared a quarterly cash dividend of $0.08 per share of common stock. This dividend was paid on February 25, 2003 to shareholders of record on February 11, 2003.

During the year ended December 31, 2002, we issued 308,113 shares of common stock pursuant to the exercise of stock options for cash consideration of approximately $4.8 million.

In April 2001, our Board of Directors authorized a $35 million stock repurchase plan that replaced our previously authorized repurchase plan. In October 2002, our Board increased the buyback limit to $50 million and in January 2003 to $75 million. Through February 28, 2003, we had repurchased 1,631,500 shares of common stock for approximately $34.4 million under the plan, leaving a balance of approximately $40.6 million for future share repurchases.

As part of the repurchase program, in November 2002, we adopted a repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Rule 10b5-1 permits us to implement a repurchase plan that sets forth specific terms and conditions pursuant to which a broker designated by us will conduct common stock repurchases on our behalf, even if such repurchases are to be carried out during time periods when we would ordinarily be prohibited from conducting repurchases because of our possession of material nonpublic information. Our plan provides our broker with the authority to repurchase on our behalf up to an aggregate of $12.3 million of Standard Pacific common stock between December 1, 2002 and December 31, 2003, if the terms and conditions set forth in our plan are met. As of March 4, 2003, no repurchases had been made pursuant to the plan.

During the term of the plan we may also elect to make common stock repurchases outside the plan, if market conditions permit and we are not otherwise prohibited by our self-imposed trading blackout windows, possession of material nonpublic information, or any other applicable law, rule or regulation.

We have no other material commitments or off-balance sheet financing arrangements that under current market conditions are expected to materially affect our future liquidity.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No 13, and Technical Corrections" ("SFAS 145"). SFAS 145 provides that gains or losses resulting from the extinguishment of debt not be classified as an extraordinary item unless it meets the criteria of Accounting Principles Board Opinion No. 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We do not anticipate that the adoption of SFAS 145 will have a material impact on our financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan as prescribed under EITF No. 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. We believe the adoption of SFAS 146 will not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation 45"). The disclosure requirements of Interpretation 45 are effective as of December 31, 2002 and we adopted that portion of the pronouncement as of that date. The initial recognition and measurement requirements of Interpretation 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. Recognition of a liability is recorded at its estimated fair value based on the present value of the expected contingent payments under the guarantee arrangement. We do not believe that the adoption of the initial recognition and measurement requirements of Interpretation 45 will have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Although SFAS 148 does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition should companies elect to adopt the fair value method of accounting which requires companies to record compensation expense when stock options are granted. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in interim and annual financial statements. We have elected to continue to use the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The adoption of SFAS 148 will only require expanded disclosure in interim reporting since we have elected to continue accounting for stock-based compensation in accordance with APB 25.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"). Interpretation 46 addresses the consolidation of variable interest entities. Under Interpretation 46, arrangements that are not controlled through voting or similar rights are accounted for as variable interest entities. An enterprise is required to consolidate a variable interest entity if it is the primary beneficiary. Interpretation 46 applies immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, the interpretation will apply beginning on July 1, 2003. We have not yet determined the anticipated impact of adoption as we are currently evaluating the impact of the required accounting treatment under Interpretation 46 for our arrangements existing as of

December 31, 2002. However, it may require the consolidation of the assets, liabilities and operations of certain of our homebuilding and land development joint ventures, as well as option contracts with third-party financial entities. Since we already recognize our proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of Interpretation 46 will not impact our consolidated net income.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which represent our expectations or beliefs regarding future events, including but not limited to statements regarding:

- our strategies;
- the strength of our markets;
- expected deliveries, average home prices and gross margins;
- sales orders and our backlog of homes and their estimated sales value;
- our opportunities and desire to expand in our existing markets and enter new geographic markets;
- our focus on attached housing opportunities and specialty niches (such as active adult communities) and trends in our primary markets;
- our desire to increase our offerings of affordable homes;
- the adequacy of our inventory of building sites and our ability to acquire new building sites;
- planned new home community openings and the expected number of active selling communities;
- the adequacy of our impairment charges relating to certain Colorado homebuilding projects and our exit from the Houston market;
- contingent earn-out payments in connection with acquisitions;
- the sufficiency of our capital resources;
- our planned continued use of joint ventures and expected joint venture deliveries;
- our review and assessment of goodwill for impairment;
- the expected impact of new accounting pronouncements;
- our expectation that our material commitments and off-balance sheet financing arrangements will not materially affect our liquidity;
- our exposure to market risks, including fluctuations in interest rates;
- the effectiveness and adequacy of our disclosure and internal controls;
- the time typically required to complete construction of a home;
- the expected impact of outstanding claims and actions on our results of operations and financial position;
- the likelihood of realization of a net deferred tax asset; and
- the potential value of and expense related to stock option grants.

Forward-looking statements are based on current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied. Such factors include but are not limited to:

- local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, stock market, home and land valuations, and the demand for new housing in specific market niches and generally;
- population growth and other positive demographic trends continuing as anticipated;
- the impact on economic conditions of terrorist attacks or the outbreak or escalation of armed conflict involving the United States;
- the cost and availability of suitable undeveloped land, building materials and labor;
- the cost and availability of construction financing and corporate debt and equity capital;
- the significant amount of our debt and the impact of the restrictive covenants in our credit agreements and public notes;
- cancellations of purchase contracts by homebuyers;
- the cyclical and competitive nature of our business;
- governmental regulation, including the impact of "slow growth," "no growth" or similar initiatives;
- delays in the land entitlement and other approval processes, development, construction, or the opening of new home communities;
- adverse weather conditions and natural disasters;
- environmental matters;
- risks relating to our mortgage financing operations, including hedging activities;
- future business decisions and our ability to successfully implement our operational, growth and other strategies;
- risks relating to acquisitions;
- litigation and warranty claims; and
- other factors included in this annual report.

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this annual report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to fluctuations in interest rates on our mortgage loans receivable, mortgage loans held for sale and outstanding debt. Other than forward sale commitments of mortgage-backed securities entered into by our financial services subsidiary for the purpose of hedging interest rate risk as described below, we did not utilize swaps, forward or option contracts on interest rates, foreign currencies or commodities or other types of derivative financial instruments as of or during the year ended December 31, 2002. We do not enter into or hold derivatives for trading or speculative purposes. The purpose of the following analysis is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2002. You should be aware that many of the statements contained in this section are forward looking and should be read in conjunction with our disclosures under the heading "Forward-Looking Statements."

As part of our ongoing operations, we provide mortgage loans to our homebuyers through our financial services subsidiary and joint ventures. SPH Mortgage, WRT Financial and Westfield Home Mortgage, our mortgage banking joint ventures, and to a lesser extent, Family Lending, our mortgage financing subsidiary, manage the interest rate risk associated with making loan commitments and holding loans for sale by preselling loans. Preselling loans consists of obtaining commitments (subject to certain conditions) from investors to purchase the mortgage loans while concurrently extending interest rate locks to loan applicants. In the case of SPH Mortgage, WRT Financial and Westfield Home Mortgage, these loans are presold and promptly transferred to their respective financial institution partners or third party investors. In the case of Family Lending, these loans are presold to third party investors. Before completing the sale to these investors, Family Lending finances these loans under its mortgage credit facilities for a short period of time (typically for 15 to 30 days), while the investors complete their administrative review of the applicable loan documents. Due to the frequency of these loan sales and the commitments from its third party investors, we believe the market rate risk associated with loans originated on this basis by Family Lending is minimal.

To enhance potential returns on the sale of mortgage loans, Family Lending also originates a substantial portion of its mortgage loans on a non-presold basis. When originating on a non-presold basis, Family Lending locks interest rates with its customers and funds loans prior to obtaining purchase commitments from secondary market investors, thereby creating interest rate risk. To hedge this interest rate risk, Family Lending enters into forward sale commitments of mortgage-backed securities. Loans originated in this manner are typically held by Family Lending and financed under its mortgage credit facility for 15 to 60 days before they are sold to third party investors. Family Lending utilizes the services of a third party advisory firm to assist with the implementation and execution of its hedging strategy for loans originated on a non-presold basis. While this hedging strategy is designed to assist Family Lending in mitigating risk associated with originating loans on a non-presold basis, these instruments involve elements of market risk which could result in losses on loans originated in this manner if not hedged properly. As of December 31, 2002, Family Lending had approximately $83.7 million of closed mortgage loans and loans in process that were originated on a non-presold basis, of which approximately $77.3 million were hedged by forward sale commitments of mortgage-backed securities.

There are also certain loans in Family Lending's mortgage loan portfolio which were contributed to Family Lending in connection with its initial capitalization. These mortgage loans are accounted for as loans held for sale and include both fixed and variable rate loans. To a much lesser extent, our homebuilding operation has provided first and second mortgage loans to homebuyers and on occasion trust deed mortgage financing on land sales. These loans are held to maturity and generally are at fixed interest rates.

We utilize debt financing primarily for acquiring and developing land, constructing and selling homes, funding market expansion through acquisitions and for other operating purposes. Historically, we have made short-term borrowings under our revolving credit facility to fund these expenditures and when market conditions were appropriate, based on our judgment, we would issue stock or fixed rate debt to provide longer-term financing. In addition, as discussed above our financial services subsidiary utilizes short-term borrowings under its mortgage credit facilities to finance mortgage loan originations for our homebuyers. Borrowings under these revolving credit facilities are at variable rates.

For our fixed rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flows. Conversely, for our variable rate debt, changes in interest rates generally do not impact the fair market value of the debt instrument, but do affect our earnings and cash flows. We do not currently have any obligations to prepay fixed rate debt prior to maturity, and as a result, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt. Holding our variable rate debt balance constant as of December 31, 2002, each one percentage point increase in interest rates would result in an increase in variable rate interest incurred for the coming year of approximately $1.1 million. A one percentage point increase in interest rates on our average variable rate debt outstanding during 2002 would have also resulted in an increase in variable rate interest costs of approximately $1.1 million. In addition, holding our combined homebuilding joint venture variable rate debt balance constant as of December 31, 2002, each one percentage point increase in interest rates would result in an approximate $2.3 million increase in the interest costs of the unconsolidated joint ventures.

The table below details the principal amount and the average interest rates for the mortgage notes receivable, mortgage loans held for sale and outstanding debt for each category based upon the expected maturity or disposition dates. Certain mortgage notes receivable and mortgage loans held for sale require periodic principal payments prior to the expected maturity date. The fair value estimates for these mortgage notes receivable and mortgage loans held for sale are based upon future discounted cash flows of similar type notes or quoted market prices for similar loans. The carrying value of our variable rate debt approximates fair value due to the frequency of repricing of this debt. Our fixed rate debt consists of trust deed and other notes payable, senior notes payable and senior subordinated notes payable. The interest rates on our trust deed and other notes payable approximate the current rates available for secured real estate financing with similar terms and maturities, and as a result, their carrying amounts approximate fair value. Our senior and senior subordinated notes payable are publicly traded debt instruments and their fair values are based on their quoted market prices as of December 31, 2002.

	Expected Maturity Date							Estimated
December 31,	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(Dollars in thousands)							
ASSETS:								
Mortgage notes receivable	$ 3,558	$ 34	$ 37	$ 39	$ 14	$ —	$ 3,682	$ 3,682
Average interest rate	0.4%	7.0%	7.0%	7.0%	7.0%	—	0.7%	
Mortgage loans held for sale[1]	$108,552	$ 91	$ 101	$ 111	$ 73	$ 933	$109,861	$109,772
Average interest rate	7.2%	8.0%	9.5%	9.5%	9.5%	9.6%	7.2%	
LIABILITIES:								
Fixed rate debt	$ 12,345	$3,571	$ —	$ 34	$100,339	$522,704	$638,993	$645,608
Average interest rate	3.2%	6.3%	—	0%	8.5%	8.9%	8.7%	
Variable rate debt	$111,988	$ —	$ —	$ —	$ —	$ —	$111,988	$111,988
Average interest rate	2.4%	—	—	—	—	—	2.4%	
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:								
Forward sale commitments of mortgage-backed securities:								
Notional amount	$ 77,311	$ —	$ —	$ —	$ —	$ —	$ 77,311	$ 78,591
Average interest rate	6.1%	—	—	—	—	—	6.1%	
Commitments to originate mortgage loans:								
Notional amount	$ 28,049	$ —	$ —	$ —	$ —	$ —	$ 28,049	$ 28,167
Average interest rate	5.9%	—	—	—	—	—	5.9%	

1. Substantially all of the amounts presented in this line item for 2003 reflect the expected date of disposition of certain loans rather than the actual scheduled maturity dates of these mortgages.

Based on the current interest rate management policies we have in place with respect to most of our mortgage loans held for sale, we do not believe that the future market rate risks related to the above securities will have a material adverse impact on our financial position, results of operations or liquidity.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Standard Pacific Corp.:

We have audited the accompanying consolidated balance sheet of Standard Pacific Corp. and subsidiaries as of December 31, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Standard Pacific Corp. and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 21, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Standard Pacific Corp. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed above, the consolidated financial statements of Standard Pacific Corp. and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 2.q., these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002 and changed the Company's method of accounting for goodwill. Our audit procedures with respect to the transitional disclosures in Note 2.q. for 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing goodwill amortization (net of income taxes) recognized in those periods related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the transitional disclosures for 2001 and 2000 in Note 2.q. are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 or 2000 consolidated financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
January 24, 2003

The following audit report of Arthur Andersen LLP is a copy of the original report dated January 21, 2002 rendered by Arthur Andersen LLP on our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, and has not been reissued by Arthur Andersen LLP since that date. We are including this copy of the Arthur Andersen LLP audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Act of 1933. The Arthur Andersen LLP audit report refers to consolidated balance sheets of Standard Pacific Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001; pursuant to the rules of the Securities and Exchange Commission, the consolidated balance sheet as of December 31, 2000 and consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1999 were included in our Annual Report on Form 10-K for the year ended December 31, 2001 but are not included in this report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Standard Pacific Corp.:

We have audited the accompanying consolidated balance sheets of STANDARD PACIFIC CORP. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Pacific Corp. and subsidiaries as of December 31, 2001and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Orange County, California
January 21, 2002

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
HOMEBUILDING:			
Revenues	$ 1,870,757	$ 1,375,610	$ 1,317,995
Cost of sales	(1,528,927)	(1,091,484)	(1,057,827)
Gross margin	341,830	284,126	260,168
Selling, general and administrative expenses	(175,218)	(124,468)	(105,141)
Income from unconsolidated joint ventures	27,616	26,675	16,478
Interest expense	(5,489)	(4,158)	(3,599)
Amortization of goodwill	—	(2,342)	(2,100)
Other income (expense)	(1,206)	152	167
Homebuilding pretax income	187,533	179,985	165,973
FINANCIAL SERVICES:			
Revenues	14,398	8,851	3,410
Expenses	(9,922)	(6,443)	(4,265)
Income from unconsolidated joint ventures	2,323	1,713	718
Other income	349	370	311
Financial services pretax income	7,148	4,491	174
Income before taxes	194,681	184,476	166,147
Provision for income taxes	(75,992)	(73,411)	(66,005)
Net Income	$ 118,689	$ 111,065	$ 100,142
EARNINGS PER SHARE:			
Basic	$ 3.78	$ 3.71	$ 3.43
Diluted	$ 3.67	$ 3.63	$ 3.39
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	31,399,120	29,931,797	29,236,125
Diluted	32,321,260	30,628,445	29,562,230

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
ASSETS		
HOMEBUILDING:		
Cash and equivalents	$ 22,245	$ 3,422
Mortgage notes receivable and accrued interest	3,682	1,675
Other notes and receivables	34,451	20,570
Inventories	1,375,763	1,119,055
Investments in and advances to unconsolidated joint ventures	122,460	70,171
Property and equipment, net	7,524	6,471
Deferred income taxes	18,611	23,028
Other assets	19,097	9,074
Goodwill	58,062	14,508
	1,661,895	1,267,974
FINANCIAL SERVICES:		
Cash and equivalents	5,406	5,780
Mortgage loans held for sale	109,861	90,548
Other assets	14,964	1,999
	130,231	98,327
Total Assets	$1,792,126	$1,366,301
LIABILITIES AND STOCKHOLDERS' EQUITY		
HOMEBUILDING:		
Accounts payable	$ 71,439	$ 57,413
Accrued liabilities	193,832	104,813
Revolving credit facility	—	51,400
Trust deed and other notes payable	16,670	20,621
Senior notes payable	473,469	473,253
Senior subordinated notes payable	148,854	—
	904,264	707,500
FINANCIAL SERVICES:		
Accounts payable and other liabilities	2,116	1,497
Mortgage credit facilities	111,988	84,212
	114,104	85,709
Total Liabilities	1,018,368	793,209
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 32,183,630 and 29,372,832 shares outstanding, respectively	322	294
Additional paid-in capital	369,723	277,604
Retained earnings	403,713	295,194
Total Stockholders' Equity	773,758	573,092
Total Liabilities and Stockholders' Equity	$1,792,126	$1,366,301

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2000, 2001 and 2002	Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	(Dollars in thousands, except per share amounts)				
BALANCE, DECEMBER 31, 1999	29,208,680	$292	$278,701	$102,892	$381,885
Exercise of stock options and related income tax benefit	233,816	2	3,123	—	3,125
Repurchase of common shares, net of expenses	(525,400)	(5)	(5,381)	—	(5,386)
Cash dividends declared ($0.32 per share)	—	—	—	(9,328)	(9,328)
Issuance of common shares in connection with acquisition	1,159,398	12	15,780	—	15,792
Net income	—	—	—	100,142	100,142
BALANCE, DECEMBER 31, 2000	30,076,494	301	292,223	193,706	486,230
Exercise of stock options and related income tax benefit	274,338	3	4,571	—	4,574
Repurchase of common shares, net of expenses	(978,000)	(10)	(19,190)	—	(19,200)
Cash dividends declared ($0.32 per share)	—	—	—	(9,577)	(9,577)
Net income	—	—	—	111,065	111,065
BALANCE, DECEMBER 31, 2001	29,372,832	294	277,604	295,194	573,092
Exercise of stock options and related income tax benefit	308,113	3	6,548	—	6,551
Repurchase of common shares, net of expenses	(590,200)	(6)	(13,544)	—	(13,550)
Cash dividends declared ($0.32 per share)	—	—	—	(10,170)	(10,170)
Issuance of common stock, net of expenses	2,500,000	25	80,213	—	80,238
Issuance of common stock in connection with acquisitions	592,885	6	18,902	—	18,908
Net income	—	—	—	118,689	118,689
BALANCE, DECEMBER 31, 2002	32,183,630	$322	$369,723	$403,713	$773,758

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 118,689	$ 111,065	$ 100,142
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Income from unconsolidated homebuilding joint ventures	(27,616)	(26,675)	(16,478)
Cash distributions of income from unconsolidated homebuilding joint ventures	15,838	26,533	7,136
Depreciation and amortization	2,678	4,409	3,629
Changes in cash and equivalents due to:			
Mortgages, other notes and receivables	(28,437)	(19,339)	(60,509)
Inventories	(57,335)	(233,215)	(66,655)
Deferred income taxes	4,417	(5,739)	(3,188)
Other assets	(17,818)	3,758	3,096
Accounts payable	(3,000)	(12,959)	23,912
Accrued liabilities	65,266	15,126	19,290
Net cash provided by (used in) operating activities	72,682	(137,036)	10,375
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash paid for acquisitions	(176,088)	—	(46,874)
Investments in and advances to unconsolidated homebuilding joint ventures	(118,818)	(73,529)	(126,905)
Capital distributions and repayments from unconsolidated homebuilding joint ventures	74,357	71,548	82,460
Net additions to property and equipment	(1,963)	(3,373)	(3,591)
Net cash provided by (used in) investing activities	(222,512)	(5,354)	(94,910)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from (payments on) revolving credit facilities	(51,400)	51,400	(23,000)
Principal payments on senior notes and trust deed notes payable	(16,694)	(226)	(3,138)
Proceeds from the issuance of senior notes payable	—	48,615	123,125
Proceeds from the issuance of senior subordinated notes payable	146,963	—	—
Net proceeds from (payments on) mortgage credit facilities	27,776	38,882	35,026
Proceeds from issuance of common stock	80,538	—	—
Dividends paid	(10,170)	(9,577)	(9,328)
Repurchase of common shares	(13,550)	(19,200)	(5,386)
Proceeds from the exercise of stock options	4,816	3,255	2,501
Net cash provided by (used in) financing activities	168,279	113,149	119,800
Net increase (decrease) in cash and equivalents	18,449	(29,241)	35,265
Cash and equivalents at beginning of year	9,202	38,443	3,178
Cash and equivalents at end of year	$ 27,651	$ 9,202	$ 38,443

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS—*(Continued)*

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$52,039	$46,271	$33,614
Income taxes	54,397	92,583	55,170
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:			
Inventory financed by trust deed notes payable	$12,705	$20,454	$ —
Inventory received as distributions from unconsolidated joint ventures	3,950	22,118	12,737
Expenses capitalized in connection with the issuance of the 8½% senior notes due 2009	—	515	—
Expenses capitalized in connection with the issuance of the 9½% senior notes due 2010	—	—	1,875
Expenses capitalized in connection with the issuance of the 9¼% senior subordinated notes due 2012	1,838	—	—
Trust deed and other notes payable assumed in connection with acquisition	1,174	—	—
Issuance of common stock in connection with acquisitions	18,908	—	15,792
Deferred purchase price recorded in connection with acquisition	8,330	—	—
Income tax benefit credited in connection with stock option exercises	1,735	1,319	624

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY ORGANIZATION AND OPERATIONS

We operate primarily as a geographically diversified builder of single-family homes for use as primary residences with operations in major metropolitan markets in California, Texas, Arizona, Colorado, Florida and the Carolinas. We also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures, Family Lending Services, SPH Mortgage, WRT Financial, Westfield Home Mortgage, Universal Land Title of South Florida and SPH Title. Unless the context otherwise requires, the terms "we", "us" and "our" refer to Standard Pacific Corp. and its subsidiaries.

Our percentage of home deliveries by state (including unconsolidated joint ventures) for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Year Ended December 31,		
State	2002	2001	2000
California	42%	51%	62%
Arizona	23	25	20
Florida	19	—	—
Texas	8	15	14
Carolinas	4	—	—
Colorado	4	9	4
Total	100%	100%	100%

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California and generate a disproportionate amount of our revenues and profits in the state. There have been periods of time in California where economic activity has slowed or contracted and the demand for new homes in certain areas in California in which we do business, and in some instances home prices have declined. There can be no assurance that the demand for new homes or home sales prices in California or the other markets in which we operate will not decline in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Standard Pacific Corp. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. SEGMENT REPORTING

We report our consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Under the provisions of SFAS 131, our reporting segments consist of homebuilding and financial services. These two segments are segregated in the accompanying consolidated financial statements under "Homebuilding" and "Financial Services," respectively.

D. BUSINESS COMBINATIONS

Acquisitions of other companies are accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. Any purchase price paid in excess of the net fair values of tangible and identified intangible assets less liabilities assumed is recorded as goodwill. Our reported income from an acquired company includes the operations of the acquired company from the date of acquisition. SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), and Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises."

E. REVENUE RECOGNITION

Homebuilding revenues are recorded after construction is completed, title has passed to the homebuyer and collection of the purchase price is assured.

We recognize loan origination fees and expenses, and gains and losses on loans when the related mortgage loans are sold. Our current policy is to sell all mortgage loans originated. These sales generally occur within 60 days of origination. Mortgage loan interest is accrued only so long as it is deemed collectible.

F. COST OF SALES

Homebuilding cost of sales is recognized when homes are sold and title has transferred to the homebuyer. Cost of sales is recorded based upon total estimated costs to be allocated to each home within a community. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their relative sales value. Any changes to the estimated costs are allocated to the remaining undelivered lots or homes within their respective community. These costs include all direct and indirect construction costs associated with constructing and carrying the home as well as costs related to developing the surrounding community and amenities, such as land, land improvements and other common costs. The estimation of these costs requires a substantial degree of judgment by management.

G. WARRANTY COSTS

Estimated future warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. Accrued warranty reserve is included in accrued liabilities in the accompanying consolidated balance sheets. Changes in our accrued warranty reserve are detailed in the table set forth below:

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Accrued warranty reserve, beginning of the year	$ 14,952	$ 11,789
Warranty costs accrued during the year	16,642	16,836
Warranty costs paid during the year	(14,610)	(13,673)
Accrued warranty reserve, end of the year	$ 16,984	$ 14,952

H. EARNINGS PER SHARE

We compute earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This statement requires the presentation of both basic and diluted earnings per share for financial statement purposes. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share includes the effect of the potential shares outstanding, including dilutive stock options using the treasury stock method. The table set forth below reconciles the components of the basic earnings per share calculation to diluted earnings per share.

	Year Ended December 31, 2002			2001			2000		
	Net Income	Shares	EPS	Net Income	Shares	EPS	Net Income	Shares	EPS
	(Dollars in thousands, except per share amounts)								
Basic Earnings Per Share:									
Net income available to common stockholders	$118,689	31,399,120	$3.78	$111,065	29,931,797	$3.71	$100,142	29,236,125	$3.43
Effect of dilutive stock options[1]	—	922,140		—	696,648		—	326,105	
Diluted earnings per share	$118,689	32,321,260	$3.67	$111,065	30,628,445	$3.63	$100,142	29,562,230	$3.39

1. For the years ended December 31, 2002, 2001 and 2000 this line does not include stock options of 25,000, 534,000 and 888,500, respectively, for which the exercise price exceeded the average market price of Standard Pacific's common stock during such period (i.e., excludes anti-dilutive stock options).

I. STOCK-BASED COMPENSATION

At December 31, 2002, we have stock option plans, which are further described in Note 12. We account for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with the intrinsic value method of accounting, no stock-based employee compensation expense is reflected in net income, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant and the vesting of options is not dependent on any future performance conditions. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to our stock option plans:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Net income, as reported	$118,689	$111,065	$100,142
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(3,016)	(2,150)	(1,836)
Net income, as adjusted	$115,673	$108,915	$ 98,306
Earnings per share:			
Basic—as reported	$3.78	$3.71	$3.43
Basic—as adjusted	$3.68	$3.64	$3.36
Diluted—as reported	$3.67	$3.63	$3.39
Diluted—as adjusted	$3.58	$3.56	$3.33

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future values.

J. CASH AND EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and equivalents include cash on hand, demand deposits, and all highly liquid short-term investments, including interest-bearing securities purchased with a maturity of three months or less from date of purchase.

K. MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale are reported at the lower of cost or market on an aggregate basis. We estimate the market value of our loans held for sale based on quoted market prices for similar loans. Loan origination fees, net of the related direct origination costs, and loan discount points are deferred as an adjustment to the carrying value of the related mortgage loans held for sale and are recognized as income upon the sale of mortgage loans, which generally occurs within 60 days of origination.

L. INVENTORIES

Inventories consisted of the following at:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Land and land under development	$ 840,169	$ 613,079
Housing completed and under construction	449,600	436,718
Model homes	85,994	69,258
	$1,375,763	$1,119,055

Inventories consist of land, land under development, homes under construction and completed homes and are stated at cost, net of impairment losses, if any. We capitalize direct carrying costs, including interest, property taxes and related development costs to real estate under development. Field construction supervision and related direct overhead are also included in the capitalized cost of real estate inventories. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their relative sales value.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 requires long-lived assets, including inventories, that are expected to be held and used in operations to be carried at the lower of cost or, if impaired, the fair value of the asset. SFAS 144 requires that companies evaluate long-lived assets for impairment based on undiscounted future cash flows of the assets at the lowest level for which there is identifiable cash flows. This evaluation requires estimates of future revenues, costs and the remaining time to develop the project and requires a substantial degree of judgment by management. Actual revenues, costs and time to complete development could vary from estimates which could affect our future results of operations. We review each real estate project on a community-by-community basis to determine whether or not carrying amounts have been impaired. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Our adoption of SFAS 144 did not have a material impact on our financial condition or results of operations at the time of adoption.

During 2002, we recorded a $6.0 million noncash pretax asset impairment charge related to the write-down of certain homebuilding projects in our Colorado division to their estimated fair value. During 2001, we recorded a $5.4 million noncash pretax asset impairment charge related to a write-down of one homebuilding project to its estimated fair value in the San Francisco Bay Area. In both of these instances, the charges resulted from declines in new home prices due to slower economic conditions in each of the markets. These charges were included in cost of sales in the accompanying consolidated statements of income.

In August 2002, we announced our decision to close our Houston division. In 2001, our Houston operations represented less than 2 percent of our total homebuilding revenues and did not make a significant contribution to our Texas earnings. In connection with winding down our Houston operations, we recognized a noncash pretax impairment charge of approximately $3.0 million during the 2002 third quarter, which was included in other expense in the accompanying consolidated statement of income.

M. CAPITALIZATION OF INTEREST

We follow the practice of capitalizing interest to real estate inventories during the period of development in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost." Interest capitalized as a cost of real estate under development is included in cost of sales as related units are sold. The following is a summary of interest capitalized and expensed for the following periods:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Total homebuilding interest incurred	$ 56,667	$ 49,478	$ 39,627
Less: Homebuilding interest capitalized to inventories	(51,178)	(45,320)	(36,028)
Homebuilding interest expense	$ 5,489	$ 4,158	$ 3,599
Homebuilding interest previously capitalized to inventories, included in cost of sales	$ 48,208	$ 39,990	$ 33,854
Homebuilding interest capitalized in ending inventories	$ 31,860	$ 28,890	$ 23,560

N. UNCONSOLIDATED HOMEBUILDING JOINT VENTURES

Investments in our unconsolidated joint ventures are accounted for under the equity method of accounting. Under the equity method, we recognize our proportionate share of earnings and losses earned by the joint venture upon the delivery of lots or homes to third parties. All joint venture profits generated from land sales to us are deferred and recorded as a reduction to our cost basis in the lots purchased until the homes are ultimately sold by us to others. Our ownership interests in our joint ventures vary, but are generally less than or equal to 50 percent. In certain instances, our ownership interest may be greater than 50 percent, however, we account for these investments under the equity method because we do not have voting or economic control.

O. PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost, net of accumulated depreciation and amortization of $7,887,000 and $6,446,000 as of December 31, 2002 and 2001, respectively. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets which typically range from 3 to 10 years.

P. INCOME TAXES

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which taxes are expected to be paid or recovered.

Q. GOODWILL

The excess amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed has been capitalized as goodwill in the accompanying consolidated balance sheets. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill not be amortized but instead assessed at least annually for impairment and expensed against earnings as a noncash charge if the estimated fair value of a reporting unit is less than its carrying value, including goodwill. For purposes of this test, each of our homebuilding geographic operating divisions has been treated as a reporting unit. We performed our annual impairment test of goodwill in accordance with SFAS 142 as of October 1, 2002 and determined there was no impairment.

The table set forth below reflects net income and basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000, adjusted to add back the amortization of goodwill, net of applicable income taxes:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Adjusted Net Income:			
Reported net income	$118,689	$111,065	$100,142
Add back: Goodwill amortization, net of income taxes	—	1,944	1,945
Adjusted net income	$118,689	$113,009	$102,087
Adjusted Basic Earnings Per Share:			
Reported basic earnings per share	$ 3.78	$ 3.71	$ 3.43
Add back: Goodwill amortization, net of income taxes	—	0.07	0.07
Adjusted basic earnings per share	$ 3.78	$ 3.78	$ 3.50
Adjusted Diluted Earnings Per Share:			
Reported diluted earnings per share	$ 3.67	$ 3.63	$ 3.39
Add back: Goodwill amortization, net of income taxes	—	0.06	0.07
Adjusted diluted earnings per share	$ 3.67	$ 3.69	$ 3.46

R. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We account for derivatives and certain hedging activities in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as subsequently amended by Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133 requires all derivatives to be recorded as either assets or liabilities in the consolidated balance sheets and to measure these instruments at fair value.

S. ACCOUNTING FOR GUARANTEES

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation 45"). The disclosure requirements of Interpretation 45 are effective as of December 31, 2002 and we adopted that portion of the pronouncement as of that date. The initial recognition and measurement requirements of Interpretation 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. Recognition of a liability is recorded at its estimated fair value based on the present value of the expected contingent payments under the guarantee arrangement. We do not believe that the adoption of the initial recognition and measurement requirements of Interpretation 45 will have a material impact on our financial condition or results of operations.

The types of guarantees that we provide that are subject to Interpretation 45 generally are made to third parties on behalf of our unconsolidated homebuilding and land development joint ventures. As of December 31, 2002, these guarantees included, but were not limited to, loan-to-value maintenance agreements, construction completion guarantees, environmental indemnities and surety bond indemnities (see Note 10 for further discussion).

T. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No 13, and Technical Corrections" ("SFAS 145"). SFAS 145 provides that gains or losses resulting from the extinguishment of debt not be classified as an extraordinary item unless it meets the criteria of Accounting Principles Board Opinion No. 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We do not anticipate that the adoption of SFAS 145 will have a material impact on our financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan as prescribed under EITF No. 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. We believe the adoption of SFAS 146 will not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123. Although SFAS 148 does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition should companies elect to adopt the fair value method of accounting which requires companies to record compensation expense when stock options are granted. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in interim and annual financial statements. We have elected to continue to use the intrinsic value method of accounting for stock-based compensation in accordance with APB 25. SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The disclosure provisions of SFAS 148 have been adopted by us with appropriate disclosure included above.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"). Interpretation 46 addresses the consolidation of variable interest entities. Under Interpretation 46, arrangements that are not controlled through voting or similar rights are accounted for as variable interest entities. An enterprise is required to consolidate a variable interest entity if it is the primary beneficiary. Interpretation 46 applies immediately to arrangements created after January 31, 2003 and with respect to arrangements created before February 1, 2003, the interpretation will apply beginning on July 1, 2003. We have not yet determined the anticipated impact of adoption as we are currently evaluating the impact of the required accounting treatment under Interpretation 46 for our arrangements existing as of December 31, 2002. However, it may require the consolidation of the assets, liabilities and operations of certain of our homebuilding and land development joint ventures, as well as option contracts with third party financial entities. Since we already recognize our proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of Interpretation 46 will not impact our consolidated net income.

U. RECLASSIFICATIONS

Certain items in prior year financial statements have been reclassified to conform with current year presentation.

3. INVESTMENTS IN UNCONSOLIDATED HOMEBUILDING JOINT VENTURES

We enter into homebuilding and land development joint ventures from time to time as a means of accessing lot positions, expanding our market opportunities, establishing strategic alliances, managing our risk profile and leveraging our capital base. Our homebuilding joint ventures develop land and construct homes which are sold directly to third party homebuyers. Our land development joint ventures are typically entered into with other homebuilders and developers to develop finished lots for sale to the joint venture's members or other third parties. The tables set forth below summarize the combined financial information related to our unconsolidated homebuilding and land development joint ventures accounted for under the equity method:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Assets:		
Cash	$ 24,960	$ 27,622
Inventories	481,247	301,626
Other assets	29,240	34,876
	$535,447	$364,124
Liabilities and Equity:		
Accounts payable and accrued liabilities	$ 81,394	$ 51,413
Construction loans and trust deed notes payable	227,138	194,488
Equity	226,915	118,223
	$535,447	$364,124

Our share of equity shown above was approximately $114.1 million and $56.1 million at December 31, 2002 and 2001, respectively. Additionally, as of December 31, 2002 and 2001, we had advances outstanding of approximately $8.4 and $14.1 million to these unconsolidated joint ventures, which were included in the accounts payable and accrued liabilities balance shown above.

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Revenues	$ 249,431	$ 199,987	$ 209,717
Cost of sales and expenses	(192,236)	(147,116)	(159,000)
Net income	$ 57,195	$ 52,871	$ 50,717

Our ownership interests in the joint ventures detailed above vary, but are generally less than or equal to 50 percent.

For certain joint ventures for which we are the managing member, we receive management fees which represent overhead and other reimbursements for costs associated with managing the related real estate projects. During the years ended December 31, 2002, 2001 and 2000 we recognized approximately $8.5 million, $6.0 million and $2.6 million, respectively, in management fees and recorded these amounts as a reduction of general and administrative and construction overhead costs. As of December 31, 2002 and 2001, we had approximately $6.0 million and $4.1 million, respectively, in management fees receivable from various joint ventures which were included in other notes and receivables in the accompanying consolidated balance sheets.

4. ACQUISITIONS

On August 25, 2000, we acquired Writer Homes, a publicly traded Denver-based homebuilder ("Writer"), for a purchase price of $3.35 per share of Writer common stock, or a total of approximately $26 million (excluding transaction costs), plus the assumption of approximately $37.5 million of indebtedness. In connection with this transaction, we recorded goodwill of approximately $3.6 million. The acquisition consideration was paid in a combination of cash, totaling approximately $10.2 million, and 1,159,398 shares of Standard Pacific common stock. The cash component of the acquisition was financed under our unsecured revolving credit facility. With this acquisition, we purchased or assumed the rights to acquire approximately 2,000 single-family lots located in the Denver and Fort Collins areas, which included 11 active subdivisions at the close of the transaction. In addition, we acquired a backlog of 149 presold homes.

On April 15, 2002, we acquired Westbrooke Homes for total consideration of approximately $39 million in cash, plus the repayment of approximately $55 million in indebtedness. In connection with this acquisition, we recorded goodwill of approximately $12.5 million. Westbrooke Homes is a longtime homebuilder in the Miami, Florida metropolitan area. With this acquisition, we purchased or assumed the rights to acquire approximately 2,800 single-family lots, which included 8 active selling communities at the close of the transaction and acquired a backlog of 485 presold homes.

On May 14, 2002, we acquired Colony Homes for total consideration of approximately $26 million in cash (including the contingent payments described below) and stock, plus the repayment of approximately $9 million in indebtedness. In connection with this acquisition, we recorded an initial amount of goodwill of approximately $15.9 million. The stock component consisted of the issuance of 133,333 shares of Standard Pacific common stock valued under the agreement at $30 per share. The contingent payments are subject to an aggregate cap of $7 million and will be payable pursuant to an earnout arrangement based on pretax income of Colony Homes during the period 2003 through 2005. Contingent payments, if any, will be recorded as goodwill as they are earned and will be payable in cash annually following the relevant year end. Colony Homes has been in business since 1991 in the Orlando, Florida metropolitan area. At closing, we purchased or assumed the rights to acquire over 1,600 buildable lots and acquired a backlog of 141 presold homes.

On August 13, 2002, we acquired Westfield Homes for total consideration of approximately $56.5 million in cash (including the contingent payments described below) and stock, plus the repayment of approximately $46 million in indebtedness. In connection with this acquisition, we recorded an initial amount of goodwill of approximately $13.8 million. The cash component of the purchase price consisted of an initial payment of approximately $20 million, a deferred payment of $7 million payable in January 2003 and contingent payments estimated to equal approximately $14.5 million. The contingent payments are subject to an annual earnout arrangement based on a percentage of pretax income of Westfield Homes for the period subsequent to the acquisition through December 31, 2002 and for the years ended December 31, 2003 through December 31, 2005. Contingent payments, if any, will be recorded as goodwill as they are earned and will be payable in cash annually following the relevant year end. We recorded additional goodwill for the 2002 earnout period of approximately $1.3 million. The stock component consisted of the issuance of 459,552 shares of Standard Pacific common stock valued under the agreement at $32.64 per share. Westfield Homes has been in business since 1980 and currently operates in Tampa and Southwest Florida, and in Raleigh-Durham and Charlotte in the Carolinas. We did not acquire Westfield's Illinois operations. Westfield owned or controlled approximately 4,800 buildable lots in these markets at the time of acquisition. With this acquisition, we also acquired a backlog of 626 presold homes.

All of these acquisitions were accounted for under the purchase method of accounting in accordance with APB 16 for acquisitions initiated prior to July 1, 2001 and in accordance with SFAS 141 for acquisitions initiated after June 30, 2001. The purchase price of these acquisitions was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The results of operations of Writer Homes, Westbrooke Homes, Colony Homes and Westfield Homes are included in the accompanying consolidated financial statements beginning on their respective dates of acquisition.

The following unaudited pro forma condensed combined financial data for the years ended December 31, 2002 and 2001 were derived from our historical consolidated financial statements and the historical financial statements of Westfield Homes, Colony Homes and Westbrooke Homes prior to acquisition. The unaudited pro forma condensed combined financial data give effect to these acquisitions, as if they had occurred at the beginning of each period presented.

The unaudited pro forma condensed combined financial data has been included for comparative purposes only and does not purport to show what the operating results would have been if the acquisitions had been consummated as of the dates indicated below and should not be construed as representative of future operating results.

	Year Ended December 31,	
	2002	2001
	(Dollars in thousands, except per share amounts)	
PRO FORMA:		
Revenues	$ 2,039,313	$ 1,809,580
Net Income	$ 123,267	$ 127,044
Earnings Per Share:		
Basic	$ 3.88	$ 4.16
Diluted	$ 3.77	$ 4.07
Weighed Average Common Shares Outstanding:		
Basic	31,736,340	30,524,682
Diluted	32,658,480	31,221,330

5. REVOLVING CREDIT FACILITY AND TRUST DEED AND OTHER NOTES PAYABLE

A. REVOLVING CREDIT FACILITY

In January 2003, we entered a new $450 million unsecured revolving credit facility. The new facility replaced our existing $450 million unsecured revolving credit facility and matures on October 31, 2005. In addition to providing us with updated financial and other covenants, the facility contains provisions allowing us, at our option, to extend the maturing date of the facility to October 31, 2006 and to increase the total aggregate commitment under the facility up to $550 million, subject to the availability of additional bank lending commitments. The financial covenants contained in the facility require us to, among other things, maintain a minimum level of consolidated tangible stockholders' equity and a minimum interest coverage ratio. The facility also limits our leverage and investments in joint ventures. These covenants, as well as a borrowing base provision, limit the amount we may borrow under the revolving credit facility and from other sources. Certain of our wholly-owned subsidiaries guarantee our obligations under the revolving credit facility. At December 31, 2002, we had no borrowings outstanding under our predecessor unsecured revolving credit facility and had issued approximately $52.2 million in letters of credit. Interest rates charged under this facility include LIBOR and prime rate pricing options. In addition, there are fees charged on the commitment and unused portion of the facility. As of December 31, 2002, and throughout the year, we were in compliance with the covenants of the predecessor facility.

B. TRUST DEED AND OTHER NOTES PAYABLE

At December 31, 2002 and 2001, trust deed and other notes payable consisted of trust deeds for land purchases and certain other real estate inventories, including community development district bonds.

C. BORROWINGS AND MATURITIES

The following summarizes the borrowings outstanding under the unsecured revolving credit facility and trust deed and other notes payable (excluding senior and senior subordinated notes—see Notes 6 and 7) during the three years ended December 31:

	2002	2001	2000
	(Dollars in thousands)		
Maximum borrowings outstanding during the year at month end	$122,307	$167,489	$210,749
Average outstanding balance during the year	$ 72,956	$100,672	$ 84,217
Weighted average interest rate for the year	3.7%	5.1%	7.9%
Weighted average interest rate on borrowings outstanding at year end	3.9%	4.8%	0%

Maturities of the revolving credit facility, trust deed and other notes payable, and senior and senior subordinated notes payable (see Notes 6 and 7 below) are as follows as of December 31, 2002:

(Dollars in thousands)	Year Ended December 31,
2003	$ 12,345
2004	3,571
2005	—
2006	34
2007	100,339
Thereafter	522,704
	$638,993

6. SENIOR NOTES PAYABLE

Senior notes payable consist of the following:

	December 31,	
	2002	2001
	(Dollars in thousands)	
8½% Senior Notes due 2007, net	$ 99,619	$ 99,551
8% Senior Notes due 2008, net	99,590	99,527
8½% Senior Notes due 2009, net	149,260	149,175
9½% Senior Notes due 2010	125,000	125,000
	$473,469	$473,253

In June 1997, we issued $100 million of 8½% Senior Notes due June 15, 2007 (the "8½% Senior Notes"). The 8½% Senior Notes were issued at a discount to yield approximately 8.6 percent under the effective interest method and have been reflected net of the unamortized discount in the accompanying consolidated balance sheets. Interest is due and payable on June 15 and December 15 of each year until maturity. These notes are redeemable at our option, in whole or in part, commencing June 15, 2002 at a price of 104.25 percent of par value, with the call price reducing ratably to par on June 15, 2005. Net proceeds after offering expenses were approximately $96.9 million.

In February 1998, we issued $100 million of 8% Senior Notes due February 15, 2008 (the "8% Senior Notes"). The 8% Senior Notes were issued at a discount to yield approximately 8.1 percent under the effective interest method. Interest is due and payable on February 15 and August 15 of each year until maturity. These notes are redeemable at our option, in whole or in part, commencing February 15, 2003 at 104.00 percent of par, with the call price reducing ratably to par on February 15, 2006. Net proceeds after offering expenses were approximately $97.3 million.

In April 1999, we issued $100 million of 8½% Senior Notes which mature April 1, 2009 (the "8½% Senior Notes due 2009"). The 8½% Senior Notes due 2009 were issued at par with interest due and payable on April 1 and October 1 of each year until maturity. The 8½% Senior Notes due 2009 are redeemable at our option, in whole or in part, commencing April 1, 2004 at 104.25 percent of par, with the call price reducing ratably to par on April 1, 2007. Net proceeds after underwriting expenses were approximately $98.3 million. In June 2001, we issued $50 million of 8½% Senior Notes which mature on April 1, 2009. These notes were an add-on to our previously issued 8½% Senior Notes due 2009. These notes were issued at a discount to yield approximately 8.8 percent under the effective interest method. Net proceeds after underwriting expenses were approximately $48.6 million.

In September 2000, we issued $125 million of 9½% Senior Notes which mature on September 15, 2010 (the "9½% Senior Notes"). These notes were issued at par with interest due and payable on March 15 and September 15 of each year until maturity. The 9½% Senior Notes are redeemable at our option, in whole or in part, commencing September 15, 2005 at 104.75 percent of par, with the call price reducing ratably to par on September 15, 2008. Net proceeds after underwriting expenses were approximately $123.1 million.

The senior notes described above are all senior unsecured obligations and rank equally with our other existing senior unsecured indebtedness, including borrowings under our revolving credit facility. We will, under certain circumstances, be obligated to make an offer to purchase a portion of the notes in the event of certain asset sales. In addition, these notes contain other restrictive covenants which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including investments in unconsolidated joint ventures), and (4) sell assets. Also, upon a change in control we are required to make an offer to purchase these notes. As of December 31, 2002, we were in compliance with all of the covenants under the notes.

7. SENIOR SUBORDINATED NOTES PAYABLE

On April 15, 2002, we issued $150 million of 9¼% Senior Subordinated Notes which mature on April 15, 2012. These notes were issued at a discount to yield approximately 9.38 percent and are unsecured obligations that are junior to our senior unsecured indebtedness. Net proceeds after underwriting expenses were approximately $147.0 million and were used to fund the acquisition of Westbrooke Homes and repay a portion of the balance outstanding under our revolving credit facility at the time of issuance. We will, under certain circumstances, be obligated to make an offer to purchase all or a portion of these notes in the event of certain asset sales. In addition, these notes contain restrictive covenants which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including investments in joint ventures), and (4) sell assets. Also, upon a change in control we are required to make an offer to purchase these notes. As of December 31, 2002, we were in compliance with all of the covenants under the notes.

8. MORTGAGE CREDIT FACILITIES

Our financial services subsidiary, Family Lending Services, utilizes three mortgage credit facilities to fund mortgage loans, which serve as collateral, with a total aggregate commitment of $120 million. One of the facilities provides for an additional $30 million in borrowing capacity between November 1, 2002 and January 31, 2003. Under the mortgage credit facilities, mortgage loans presold to investors are financed for a short period of time (typically for 15 to 30 days), while the investor completes its administrative review of the applicable loan documents. Loans originated on a non-presold basis are typically financed for 15 to 60 days, before sale to third party investors. The facilities have current maturity dates ranging from June 30, 2003 to October 3, 2003. Maximum borrowings outstanding under these facilities during 2002, 2001 and 2000 were approximately $112.0 million, $84.4 million and $45.3 million, respectively. Average borrowings outstanding during the years ended December 31, 2002, 2001 and 2000 were approximately $51.1 million, $37.5 million and $13.6 million, respectively. The weighted average interest rate of borrowings under the mortgage credit facilities, which have LIBOR based pricing, during the years ended December 31, 2002, 2001 and 2000 were 2.7 percent, 4.1 percent and 7.3 percent, respectively. In addition, the facilities also contain certain financial covenants including leverage and net worth covenants. As of December 31, 2002, and throughout the year, Family Lending was in compliance with all covenants under the mortgage credit facilities.

9. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

Cash and Equivalents—The carrying amount is a reasonable estimate of fair value as these assets primarily consist of short-term investments and demand deposits.

Mortgage Notes Receivable and Accrued Interest—Mortgage notes receivable and accrued interest consist of first mortgages on single-family residences. Fair values are determined based upon discounted cash flows of the applicable instruments.

Mortgage Loans Held for Sale—These consist primarily of first mortgages on single-family residences. Fair values of these loans are based on quoted market prices for similar loans.

Revolving Credit Facility and Mortgage Credit Facilities—The carrying amounts of these credit obligations approximate market value because of the frequency of repricing the borrowings (generally every 7 to 90 days).

Trust Deed and Other Notes Payable—These notes are for purchase money deeds of trust on land acquired and certain other real estate inventory construction, including community development district bonds. The notes were discounted at an interest rate which is commensurate with market rates of similar secured real estate financing.

8½% Senior Notes due 2007, net—This issue is publicly traded on the New York Stock Exchange. As a result, the fair value of this issue was based on its quoted market price at year end.

8% Senior Notes due 2008, net—This issue is publicly traded over the counter and its fair value was based upon the value of its last trade at year end.

8½% Senior Notes due 2009, net—This issue is publicly traded over the counter and its fair value was based upon the value of its last trade at year end.

9½% Senior Notes due 2010—This issue is also publicly traded over the counter and its fair value was based upon the value of its last trade at year end.

9¼% Senior Subordinated Notes due 2012—This issue is publicly traded over the counter and its fair value was based upon the value of its last trade at year end.

The estimated fair values of financial instruments are as follows:

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets:				
Homebuilding:				
Cash and equivalents	$ 22,245	$ 22,245	$ 3,422	$ 3,422
Mortgage notes receivable and accrued interest	3,682	3,682	1,675	1,719
Financial services:				
Cash and equivalents	5,406	5,406	5,780	5,780
Mortgage loans held for sale	109,861	109,772	90,548	91,036
Financial liabilities:				
Homebuilding:				
Revolving credit facility	$ —	$ —	$ 51,400	$ 51,400
Trust deed and other notes payable	16,670	16,670	20,621	20,621
8½% Senior and other Notes due 2007, net	99,619	102,250	99,551	100,000
8% Senior Notes due 2008, net	99,590	99,500	99,527	94,250
8½% Senior Notes due 2009, net	149,260	151,500	149,175	144,000
9½% Senior Notes due 2010	125,000	130,938	125,000	125,625
9¼% Senior Subordinated Notes due 2012	148,854	144,750	—	—
Financial services:				
Mortgage credit facilities	111,988	111,988	84,212	84,212

10. COMMITMENTS AND CONTINGENCIES

We lease office facilities and certain equipment under noncancelable operating leases. Future minimum rental payments under these leases, net of related subleases, having an initial term in excess of one year as of December 31, 2002 are as follows:

(Dollars in thousands)	Year Ended December 31,
2003	$ 3,898
2004	3,470
2005	2,797
2006	1,892
2007	1,068
Thereafter	3,517
Subtotal	16,642
Less—Sublease income	(231)
Net rental obligations	$16,411

Rent expense under noncancelable operating leases, net of sublease income, for each of the years ended December 31, 2002, 2001 and 2000 was approximately $4.4 million, $3.9 million and $2.3 million, respectively.

We are subject to customary obligations associated with entering into contracts for the purchase of land and improved homesites. These purchase contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property entitlements. As of December 31, 2002, we had deposits outstanding of approximately $33.3 million on land purchase contracts having a total remaining purchase price of $256.6 million.

In addition, we utilize option contracts with land sellers and third-party financial entities as a method of acquiring land. Option contracts generally require the payment of a non-refundable cash deposit or the issuance of a letter of credit for the right to acquire lots over a specified period of time at predetermined prices. We generally have the right at our discretion to terminate our obligations under these option agreements by forfeiting our cash deposit or repaying amounts drawn under the letter of credit with no further financial responsibility. As of December 31, 2002, we had cash deposits and letters of credit outstanding of approximately $40.9 million on option contracts having a total remaining purchase price of approximately $266.4 million, of which approximately $46.1 million is included in accrued liabilities in the accompanying consolidated balance sheet at December 31, 2002 related to two of our option contracts.

We also enter into land development and homebuilding joint ventures. These joint ventures typically obtain secured acquisition, development and construction financing. At December 31, 2002, our unconsolidated joint ventures had borrowings of approximately $227.1 million. We and our joint venture partners generally provide credit enhancements to this financing in the form of loan-to-value maintenance agreements which require us under certain circumstances to reduce the venture's borrowings to the extent such borrowings plus construction completion costs exceed a specified percentage of the value of the property securing the loan. Either a decrease in the value of the property securing the loan or an increase in construction completion costs could trigger this payment obligation. Typically, we share these obligations with our other partners and, in some instances, these obligations are subject to limitations on the amount that we could be required to pay down. As of December 31, 2002, approximately $178.7 million of our unconsolidated joint venture borrowings were subject to these credit enhancements.

We and our joint venture partners are generally obligated to the project lenders to complete land development improvements and the construction of planned homes if the joint venture does not perform the required construction. Provided we and the other joint venture partners are in compliance with these completion obligations, the project lenders would be obligated to fund these improvements through any financing commitments available under the applicable joint venture development and construction loans. In addition, we and our joint venture partners have occasionally provided unsecured environmental indemnities to joint venture project lenders. In many instances these indemnities are subjects to caps. In each case, we have performed due diligence on potential environmental risks including obtaining an independent environmental review from outside consultants. These indemnities obligate us to reimburse the project lenders for claims related to environmental matters while the project loan is outstanding.

Additionally, we and our joint venture partners have indemnified third party surety providers with respect to performance bonds issued on behalf of certain of our unconsolidated joint ventures. If a joint venture does not perform its obligations, the surety bond could be called. If these surety bonds are called, and the joint venture fails to reimburse the surety, we and our joint venture partners would be obligated to indemnify the surety. These surety indemnity arrangements are generally joint and several obligations with our other joint venture partners. As of December 31, 2002, there were approximately $139.5 million of surety bonds outstanding subject to these indemnity arrangements with our unconsolidated joint ventures.

Mortgage loans in process for which interest rates were committed to borrowers totaled approximately $28.0 million at December 31, 2002 and carried a weighted average interest rate of approximately 5.9 percent. Interest rate risks related to these obligations are generally mitigated by Family Lending preselling the loans to its investors or through its interest rate hedging program. As of December 31, 2002, Family Lending had approximately $83.7 million of closed mortgage loans held for sale and loans in process that were originated on a non-presold basis, of which approximately $77.3 million were hedged by forward sale commitments of mortgage-backed securities. In addition, Family Lending held approximately $37.8 million in closed mortgage loans which were presold to third party investors subject to completion of their administrative review of the applicable loan documents.

We are party to claims and litigation proceedings arising in the normal course of business. Although the legal responsibility and financial impact with respect to certain claims and litigation cannot presently be ascertained, we do not believe that these matters will result in us making a payment of monetary damages that, in the aggregate, would have a material impact on our financial position, results of operations or liquidity. It is possible that the reserves provided for by us with respect to such claims and litigation could change in the near term.

11. INCOME TAXES

The provision for income taxes includes the following components:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Current:			
Federal	$60,431	$64,406	$57,711
State	11,144	13,661	12,560
	71,575	78,067	70,271
Deferred:			
Federal	3,624	(4,157)	(4,001)
State	793	(499)	(265)
	4,417	(4,656)	(4,266)
Provision for income taxes	$75,992	$73,411	$66,005

The components of our net deferred income tax asset are as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Inventory adjustments	$ 945	$ 744
Financial accruals	15,218	18,172
State income taxes	3,900	4,781
Nondeductible purchase price	(440)	(744)
Amortization of goodwill	(533)	403
Other	(479)	(328)
	$18,611	$23,028

At December 31, 2002, we had a consolidated net deferred tax asset of approximately $18.6 million. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized in future years.

The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced or if tax rates are lowered.

The effective tax rate differs from the federal statutory rate of 35 percent due to the following items:

	Year Ended December 31, 2002	2001	2000
	(Dollars in thousands)		
Net income	$194,681	$184,476	$166,147
Provision for income taxes at statutory rate	$ 68,138	$ 64,567	$ 58,151
Increases (decreases) in tax resulting from:			
State income taxes, net of federal benefit	7,759	8,270	7,736
Nondeductible amortization of goodwill	—	534	437
Other	95	40	(319)
Provision for income taxes	$ 75,992	$ 73,411	$ 66,005
Effective tax rate	39.0%	39.8%	39.7%

12. STOCK OPTION PLANS

In 1991, we adopted the 1991 Employee Stock Incentive Plan (the "1991 Plan") pursuant to which our officers, directors and employees are eligible to receive options to purchase shares of common stock. Under the 1991 Plan, the maximum number of shares of stock that may be issued is one million. In 1997, our shareholders approved the 1997 Stock Incentive Plan (the "1997 Plan"). Under the 1997 Plan, the maximum number of shares of stock that may be issued is two million. On May 18, 2000, our shareholders approved the 2000 Stock Incentive Plan (the "2000 Plan"). Under the 2000 Plan, the maximum number of shares of stock that may be issued is one million. On April 24, 2001, Standard Pacific's Board of Directors approved the 2001 Non-Executive Officer Stock Incentive Plan with a maximum of 525,000 shares of stock that may be issued. On May 15, 2002, our shareholders approved an additional 1.5 million shares that may be issued under the 2000 plan.

Options granted under the plans discussed above were granted at prices equal to the fair market value of the shares at the date of grant. These options typically vest over a one to four year period and are generally exercisable for a 10-year period. When the options are exercised, the proceeds are credited to equity net of the related income tax benefits, if any.

The following is a summary of the transactions relating to the four plans on a combined basis for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	3,037,707	$14.88	2,565,549	$14.08	2,426,990	$11.53
Granted	766,000	22.90	823,000	16.50	558,500	23.26
Exercised	(308,113)	15.63	(274,338)	11.45	(233,816)	10.71
Canceled	(86,882)	17.21	(76,504)	17.78	(186,125)	12.79
Options outstanding, end of year	3,408,712	$16.58	3,037,707	$14.88	2,565,549	$14.08
Options exercisable at end of year	1,983,468		1,631,212		1,338,010	
Options available for future grant	1,280,282		459,400		680,900	

The fair value of each option granted during each of the three years ended December 31, 2002, 2001 and 2000 was estimated using the Black-Scholes option-pricing model on the date of grant using the following weighted average assumptions:

	2002	2001	2000
Dividend yield	1.40%	1.94%	1.38%
Expected volatility	53.93%	49.50%	47.44%
Risk-free interest rate	3.52%	5.25%	5.26%
Expected life	5 years	5 years	5 years

The 3,408,712 options outstanding as of December 31, 2002 have exercise prices ranging from $5.38 to $32.63 with a weighted average exercise price of $16.58 and a weighted average remaining contractual life of 7.0 years. As of December 31, 2002, 1,983,468 of these options are exercisable with a weighted average exercise price of $14.06. Based on the above assumptions, the weighted average fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was $10.15, $6.93 and $10.00, respectively.

As required for disclosure purposes only under SFAS 123 and 148, we have measured the amount of compensation expense which would have been recognized related to stock options had the fair value of options at the date of grant been used for accounting purposes. This information is summarized in Note 2 above.

13. STOCKHOLDER RIGHTS PLAN AND COMMON STOCK REPURCHASE PLAN

Effective December 31, 2001, Standard Pacific's Board of Directors approved the adoption of a new stockholder rights agreement (the "Agreement"). Under the Agreement, one preferred stock purchase right is granted for each share of outstanding common stock payable to holders of record on December 31, 2001. The rights issued under the Agreement replace rights previously issued by Standard Pacific in 1991 under the prior rights plan, which rights expired on December 31, 2001. Each right entitles the holder, in certain takeover situations, as defined, and upon paying the exercise price (currently $115), to purchase common stock or other securities having a market value equal to two times the exercise price. Also, if we merge into another corporation, or if 50 percent or more of our assets are sold, the rightholders may be entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50 percent discount from the then current market value. In either situation, these rights are not exercisable by the acquiring party. The rights may be redeemed by Standard Pacific's Board of Directors under certain circumstances, including if they believe a proposed transaction to be in the best interests of our stockholders, at the rate of $.001 per right. The rights will expire on December 31, 2011, unless earlier redeemed, or exchanged. If the rights have separated from the common shares, the rights shall expire ten years from the date they were separated.

In April 2001, our Board of Directors authorized a $35 million stock repurchase plan that replaced our previously authorized repurchase plan. In October 2002, our Board increased the buyback limit to $50 million and in January 2003 to $75 million. For the year ended December 31, 2002, we repurchased 590,200 shares of common stock under the existing plan for aggregate consideration of approximately $13.6 million and from April 2001 through December 31, 2002, we have repurchased approximately 1.6 million shares of common stock for approximately $32.7 million, leaving a balance of approximately $42.3 million available for future repurchases.

14. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

(Dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total[1]
2002:					
Revenues	$288,567	$448,055	$465,305	$683,229	$1,885,155
Income before taxes	$ 29,534	$ 43,082	$ 36,530	$ 85,534	$ 194,681
Net income	$ 17,788	$ 25,989	$ 22,617	$ 52,295	$ 118,689
Diluted earnings per share	$ 0.59	$ 0.81	$ 0.68	$ 1.58	$ 3.67
2001:					
Revenues	$288,384	$325,768	$336,381	$433,928	$1,384,461
Income before taxes	$ 45,133	$ 43,742	$ 43,774	$ 51,827	$ 184,476
Net income	$ 27,165	$ 26,318	$ 26,284	$ 31,299	$ 111,065
Diluted earnings per share	$ 0.88	$ 0.85	$ 0.86	$ 1.04	$ 3.63

1. Some amounts do not add across due to rounding differences in quarterly amounts and due to the impact of differences generated between the quarterly and annual weighted average share calculations.

15. SUBSEQUENT EVENT (UNAUDITED)

In March 2003, we issued $125 million of 7³/₄% Senior Notes which mature on March 15, 2013 (the "7³/₄% Senior Notes"). These notes were issued at a discount to yield approximately 7.88 percent under the effective interest method. Interest on these notes is payable on March 15 and September 15 of each year until maturity. The 7³/₄% Senior Notes are redeemable at our option, in whole or in part, commencing March 15, 2008 at 103.875 percent of par, with the call price reducing ratably to par on March 15, 2011. Net proceeds after underwriting expenses were approximately $122.4 million and were used to repay borrowings outstanding under our revolving credit facility.

The senior notes are unsecured obligations and rank equally with our other existing senior unsecured indebtedness, including borrowings under our revolving credit facility. We will, under certain circumstances, be obligated to make an offer to purchase a portion of the notes in the event of certain asset sales. In addition, these notes contain other restrictive covenants which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including investments in unconsolidated joint ventures), and (4) sell assets. Also, upon a change in control we are required to make an offer to purchase these notes.

TRADING AND DIVIDEND INFORMATION

Standard Pacific Corp. common shares are traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol SPF. The high and low closing prices of the common shares during each quarter of the past two years on the New York Stock Exchange and dividends paid per share are as follows:

	Year Ended December 31,					
	2002			2001		
Quarter Ended	High	Low	Dividend	High	Low	Dividend
March 31	$32.45	$22.90	$0.08	$33.00	$19.50	$0.08
June 30	35.40	27.10	0.08	24.10	15.71	0.08
September 30	35.73	22.46	0.08	26.75	16.60	0.08
December 31	26.25	19.85	0.08	25.25	17.34	0.08

Stephen J. Scarborough
Chairman of the Board and Chief Executive Officer,
Standard Pacific Corp.

Michael C. Cortney
President, Standard Pacific Corp.

Andrew H. Parnes
Senior Vice President—Finance and Chief Financial Officer, Standard Pacific Corp.

Ronald R. Foell
Private Investor

Douglas C. Jacobs
Executive Vice President and Chief Financial Officer,
Cleveland Browns Holdings, LLC

Dr. James L. Doti
President, Chapman University

Keith D. Koeller
Attorney, Koeller, Nebeker, Carlson & Haluck LLP

Larry D. McNabb
President, Vicor Financial Services

Jeffrey V. Peterson
Directeur Marketing International,
Société Génerale Asset Management

Stephen J. Scarborough
Chairman of the Board and Chief Executive Officer

Michael C. Cortney
President

Andrew H. Parnes
Senior Vice President—Finance and Chief Financial Officer

Clay A. Halvorsen
Senior Vice President, General Counsel and Secretary

Jari L. Kartozian
Vice President

Jon E. Nicholson
Vice President

John M. Stephens
Vice President and Corporate Controller

Lloyd H. McKibbin
Vice President and Treasurer

Robert B. Ryan
Chief Information Officer

Scott D. Stowell
President, Southern California Region

Kathleen R. Wade
President, Southwest Region

Arthur E. Svendsen

SPF, New York Stock Exchange

Mellon Investor Services, LLC

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available upon request to the Company's Secretary at the executive offices.

As of March 1, 2003 there were approximately 1,110 shareholders of record.

Ernst & Young, LLP, Irvine, California

An annual shareholders' meeting will be held at 10:30 a.m. local time on Wednesday, May 14, 2003 at the Sutton Place Hotel in Newport Beach, California.

Executive Offices:
15326 Alton Parkway
Irvine, California 92618-2338
(949) 789-1600
www.standardpacifichomes.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

STANDARD PACIFIC HOMES

15326 ALTON PARKWAY, IRVINE, CA 92618 ◦ TELEPHONE 949.789.1600 ◦ WWW.STANDARDPACIFICHOMES.COM